SKY VALLEY BANK CORP.
                                 Proxy Statement
                                       For
                         Special Meeting of Shareholders
                         To be Held on January 22, 1998

                                       and

                              ZIONS BANCORPORATION
                                   Prospectus
                             Up to 572,836 Shares of
                                  Common Stock


         This Proxy Statement/Prospectus is being furnished to the shareholders of Sky Valley Bank Corp., a Colorado corporation ("the Company"), in connection with the solicitation of proxies by its Board of Directors for use at a Special Meeting of Shareholders of the Company to be held on January 22, 1998 (the "Special Meeting") and at any adjournments or postponements thereof. This Proxy Statement/Prospectus and accompanying form of proxy ("Proxy") are first being mailed to the shareholders of the Company of record as of December 18, 1997 (the "Record Date") on or about December 19, 1997.

         At the Special Meeting, the holders of Company common stock, par value $.01 per share ("Company Common Stock") will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization dated as of July 25, 1997, as amended on September 8, 1997, among the Company, The First National Bank in Alamosa, the Company's wholly-owned subsidiary, a national banking association organized under the laws of the United States (the "Bank"), Ralph H. Outcalt ("Outcalt") and Donald J. Wuckert ("Wuckert"), both shareholders of the Company, Zions Bancorporation, a Utah corporation ("Zions"), Zions' wholly-owned subsidiary, Val Cor Bancorporation, Inc., a Colorado corporation ("Val Cor"), and Val Cor's 99.7% owned subsidiary, Valley National Bank of Cortez, a national banking association organized under the laws of the United States ("Valley"), an accompanying Agreement of Merger between the Company and Val Cor, and an Agreement of Merger between the Bank and Valley (collectively the "Plan of Reorganization"). Pursuant to the Plan of Reorganization, the Company will merge with and into Val Cor with Val Cor being the surviving corporation (the "Holding Company Merger") and Valley will merge with and into the Bank, with the Bank being the surviving banking corporation (the "Bank Merger"; collectively the "Reorganization").

         Upon consummation of the Reorganization, the holders of each outstanding share of Company Common Stock will receive, in exchange for each share of Company Common Stock, shares of Zions common stock, no par value ("Zions Common Stock"). At the Effective Date (as defined) of the Reorganization, the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration (as defined) of 572,836 shares of Zions Common Stock by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization. In accordance with this formula, the shareholders of the Company will receive approximately 260.38 shares of Zions Common Stock for each share of Company Common Stock. Zions will not issue fractional shares of its common stock in the Reorganization. In lieu of fractional shares of Zions Common Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $33.50. Such fractional share interest shall not include the right to vote or to receive dividends or any interest thereon.

         On December 15, 1997, the closing price of Zions Common Stock was $44.25 per share. On that date the Company had 2,200 shares of its Common Stock issued and outstanding. Assuming that the Reorganization had been consummated as of December 15, 1997 and the closing price of Zions Common Stock had been $44.25 per share on that date, shareholders of the Company under such circumstances would have received 260.38 shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $11,521.82 per share of Company Common Stock.

         The Zions Common Stock to be distributed to Company shareholders will be registered with the Securities and Exchange Commission and for all shareholders, other than shareholders who are affiliates of the Company or who become affiliates of Zions, will be immediately tradable. See "Plan of Reorganization--Restrictions on Resales by Company Affiliates." Zions has filed this Proxy Statement/Prospectus with the Securities and Exchange Commission as part of a Registration Statement under the Securities Act of 1933, as amended, with respect to the shares of Zions Common Stock which may be issued in the Reorganization to the shareholders of the Company. This Proxy Statement/Prospectus also constitutes the prospectus of Zions filed as part of the Registration Statement.

                              --------------------

         FOR THE ACTION OF THE SHAREHOLDERS TO BE EFFECTIVE, HOLDERS OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY MUST VOTE IN FAVOR OF THE REORGANIZATION. ALL REGULATORY APPROVALS HAVE BEEN OBTAINED.

                              --------------------

         THE SHARES OF ZIONS COMMON STOCK TO BE ISSUED IN THE REORGANIZATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OF ZIONS COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         No person has been authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, any such information or representation should not be relied upon as having been authorized by Zions or the Company. This Proxy Statement/Prospectus does not constitute an offer or solicitation by any person in any state in which such offer or solicitation is not authorized by the laws thereof or in which the person making such offer or solicitation is not qualified to make the same. Neither the delivery of this Proxy Statement/Prospectus at any time nor the distribution of Zions Common Stock hereunder shall imply that the information contained herein is correct as of any time subsequent to its date.

         The information contained in this Proxy Statement/Prospectus with respect to Zions has been supplied by Zions. The information contained in this Proxy Statement/Prospectus with respect to the Company has been supplied by the Company. Neither Zions nor the Company warrants the accuracy or completeness of information relating to the other.

                           Forward-looking Statements

         Certain statements contained herein are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions about future conditions that could prove not to be accurate. Actual events, transactions and results may materially differ from the anticipated events, transactions or results described in such statements. Zions' ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the existence of demand for and acceptance of Zions' products and services, regulatory approvals and developments, economic conditions, the impact of competition and pricing, results of financing efforts and other factors affecting Zions' business that are beyond Zions' control. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of Zions' loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting Zions' operations, markets, products, services and prices.

         The date of this Proxy Statement/Prospectus is December 16, 1997.

                              AVAILABLE INFORMATION

         Zions has filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "Securities Act") a Registration Statement on Form S-4 (the "Registration Statement") covering the shares of Zions Common Stock issuable in the Reorganization. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. The statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are of necessity brief descriptions and are not necessarily complete. Each such statement is qualified in its entirety by reference to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits thereto can be inspected at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549.

         Zions is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C.; and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549. Zions Common Stock is quoted on the NASDAQ National Market System (hereinafter, the "NASDAQ-NMS"), and such reports, proxy statements and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. The SEC maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

         This Proxy Statement/Prospectus incorporates by reference certain documents relating to Zions which are not presented herein or delivered herewith, including the Plan of Reorganization (as described herein). See "Information Concerning Zions--Zions Documents Incorporated by Reference." Copies of such documents are available upon request and without charge to any person to whom this Proxy Statement/Prospectus has been delivered. Requests for the Plan of Reorganization or Zions documents should be directed to Zions Bancorporation, One South Main, Suite 1380, Salt Lake City, Utah 84111,
Attention: Dale M. Gibbons, Senior Vice President, (telephone: 801/524-4787). In order to ensure timely delivery of the Plan of Reorganization or Zions documents, any request should be made not later than January 15, 1998.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
SUMMARY  ...................................................................1

INTRODUCTION...............................................................15
         Record Date; Voting Rights........................................15
         Purpose of the Special Meeting....................................15
         Voting and Revocation of Proxies..................................16
         Solicitation of Proxies...........................................16

PLAN OF REORGANIZATION.....................................................17
         The Reorganization................................................17
         Background of and Reasons for the Reorganization..................19
         Voting Agreements.................................................20
         Required Vote; Management Recommendation..........................21
         No Opinion of a Financial Advisor.................................21
         Conversion of Company Shares......................................21
         Federal Income Tax Consequences of the Reorganization.............23
         Rights of Dissenting Shareholders.................................24
         Interests of Certain Persons in the Transaction...................26
         Inconsistent Activities...........................................27
         Conduct of Business Pending the Reorganization....................28
         Conditions to the Reorganization..................................29
         Representations and Warranties....................................30
         Amendment and Waiver..............................................31
         Authorized Termination and Damages for Breach.....................31
         Restrictions on Resales by Company Affiliates.....................31
         Expenses .........................................................32
         Government Approvals..............................................32
         Effective Date of the Reorganization..............................32
         Accounting Treatment..............................................32
         Relationship Between Zions and the Company........................33
         Unaudited Pro Forma Combined Financial Information................33

SUPERVISION AND REGULATION.................................................34
         Zions    .........................................................34
         Regulatory Capital Requirements...................................35
         Other Regulatory and Supervisory Issues...........................39
         Deposit Insurance and Other Assessments...........................40
         Interstate Banking................................................41

MONETARY POLICY............................................................42

INFORMATION CONCERNING ZIONS BANCORPORATION................................43
         Selected Financial Data...........................................43
         Stock Prices and Dividends on Zions Common Stock..................46
         Principal Holders of Zions Common Stock...........................46
         Zions Documents Incorporated By Reference.........................48

INFORMATION CONCERNING SKY VALLEY BANK CORP................................49
         General  .........................................................49
         Business of the Bank..............................................49

         Lending  .........................................................50
         Investment Portfolio..............................................52
         Deposits .........................................................55
         Property .........................................................55
         Competition.......................................................55
         Legal Proceedings.................................................56
         Employees.........................................................56
         Regulatory Matters................................................56
         Selected Financial Data...........................................56
         Stock Prices and Dividends on Company Common Stock................58
         Stockholdings of Directors, Officers and Certain Others...........58
         Certain Transactions of the Company...............................59

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS OF SKY VALLEY BANK CORP.................59

COMPARISON OF THE RIGHTS OF SHAREHOLDERS
         OF ZIONS AND THE COMPANY..........................................67

LEGAL OPINIONS.............................................................73

EXPERTS  ..................................................................73

OTHER MATTERS..............................................................73

CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY...........................74

Appendix A - Form of Opinion of Duane Morris & Heckscher LLP as to Tax Matters

Appendix B - Rights of Dissenters under ss.ss. 7-113-201 to 701-113-302 of the
         Colorado Business Corporation Act

                                     SUMMARY


         The following is a brief summary of certain information which may also be contained elsewhere in this Proxy Statement/Prospectus. This summary is provided for convenience and should not be considered complete. It is qualified in its entirety by the more detailed information contained in this Proxy Statement/Prospectus and in the Appendices hereto.

The Parties

         Zions Bancorporation ("Zions") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and organized under the laws of Utah, engaged primarily in the commercial banking business through its banking subsidiaries. Zions' principal executive offices are at One South Main, Suite 1380, Salt Lake City, Utah 84111 (telephone: 801/524-4787). Zions is the second largest bank holding company headquartered in Utah. Zions First National Bank, Salt Lake City, Utah ("ZFNB"), founded in 1873, is a wholly-owned subsidiary of Zions (except for directors' qualifying shares) and currently has 112 offices located throughout the state of Utah as well as fifteen offices in various communities in Idaho, plus one foreign office, for a total of 128 banking offices, including its Head Office. ZFNB is the second largest banking organization in the state of Utah. Zions also owns Nevada State Bank, Las Vegas, Nevada, and National Bank of Arizona, Tucson, Arizona ("NBA"). NBA currently has 28 offices in Arizona and is the fifth largest banking organization in Arizona. On May 16, 1997, Zions acquired Aspen Bancshares, Inc. ("Aspen"), a bank holding company headquartered in Aspen, Colorado. The operations acquired in the Aspen merger are conducted through 12 offices/branches in western Colorado and one branch in northeastern New Mexico. As of December 31, 1996, Aspen had total consolidated assets of $451 million, deposits of $399 million, and shareholders' equity of $31 million. On July 11, 1997, Zions also acquired Zions Bank (formerly Tri-State Bank) in Montpelier, Idaho. Subsequent to the acquisition by Zions of Zions Bank, Zions Bank acquired 10 branches from Wells Fargo Bank, N.A., located in Idaho, and opened two de novo branches in Idaho. On July 19, 1997, Zions completed its acquisition of 27 former branches of Wells Fargo Bank in Arizona (11 branches), Idaho (10 branches), Nevada (5 branches), and Utah (1 branch). The acquisition included $378 million in deposit accounts and the branch offices. On September 20, 1997, Zions Bank completed its acquisition of four additional branches from Wells Fargo in Utah. The acquisition included $56 million in deposit accounts and the branch offices. On August 15, 1997, Zions Bank merged with ZFNB. As a result, ZFNB now operates 15 branches in Idaho. On October 17, 1997, Zions acquired Sun State Capital Corporation ("Sun State"), a Nevada bank holding company and parent company of Sun State Bank. In the transaction, Sun State merged with and into Zions, and Sun State Bank merged with and into Nevada State Bank. As a result of the acquisition, Nevada State Bank added four offices in the Las Vegas and one office in the Reno, Nevada areas to its franchise. As of September 30, 1997, Sun State had total assets of $171.1 million, deposits of $151.0 million, and shareholders' equity of $13.9 million. Nevada State Bank currently has 37 offices. On November 14, 1997, Zions and GB Bancorporation ("Grossmont"), the parent company of Grossmont Bank, completed their merger whereby Grossmont merged with and into Zions. Grossmont Bank had approximately $720 million in assets and 14 offices in San Diego County, California. On September 24, 1997, Zions, Vectra Banking Corporation ("Vectra"), and Tri-State Finance Corporation ("Tri-State") announced that definitive agreements had been signed under which Vectra will merge with and into Zions and Tri-State with and into a subsidiary of Zions, each in exchange for common shares of Zions. At August 31, 1997, Vectra had assets of $660 million and Tri-State had assets of $130 million. The mergers are unrelated, are not conditional on each other, and are subject to approval by banking regulators and the shareholders of Vectra and Tri-State, respectively. See "Summary--Recent Developments," below. These acquisitions are pending. As of December 31, 1996 Zions had total consolidated assets of $6.49 billion, deposits of $4.55 billion, and shareholders' equity of $507.5 million; as of September 30, 1997, Zions had total consolidated assets of $9.06 billion, deposits of $5.67 billion, and shareholders' equity of $581.1 million. See "Information Concerning Zions Bancorporation."

         Val Cor Bancorporation, Inc. ("Val Cor"), a Colorado corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Zions acquired Val Cor as part of the Aspen acquisition in May 1997. Val Cor's principal asset consists of its ownership interest in over 99% of the common stock of Valley Bank. Val Cor's main office is located at 350 W. Montezuma, Cortez, Colorado, and its telephone number is (970) 565-4411.

         Valley National Bank of Cortez ("Valley Bank") is a national banking association organized in 1979. Valley Bank offers traditional banking services to customers in its primary market area of Montezuma County, Colorado. Valley Bank also conducts business through its two branch offices located in Cortez and Dolores, Colorado. At December 31, 1996, Valley Bank had total assets of $80.2 million, total deposits of $68.8 million, and shareholders' equity of $11.2 million. At September 30, 1997, Valley Bank had total assets of $95.1 million, total deposits of $70.6 million, and shareholders' equity of $23.6 million. Valley Bank's main office is located at 350 W. Montezuma, Cortez, Colorado, and its telephone number is 970-565-4411.

         Sky Valley Bank Corp. (the "Company") is a bank holding company organized under the laws of the State of Colorado in September, 1991. The Company is registered as a bank holding company with the Board of Governors of the Federal Reserve System. The Company has one subsidiary, The First National Bank in Alamosa (the "Bank"). The Company's primary business is the ownership and management of the Bank.

         On September 30, 1997, the Company had outstanding 2,200 shares of Common Stock which are held of record by 42 shareholders. As of September 30, 1997, Ralph H. Outcalt and Donald J. Wuckert owned in the aggregate approximately 63.64% of the outstanding shares of the Company stock.

         For the first full year of the operations of the Company ended on December 31, 1992, the Company's net income was $909,000 and total assets were $70,681,000. For the year ended December 31, 1996, the Company's net income was $1,466,000, and total assets were $120,437,000. For the nine months ended September 30, 1997, the Company's net income was $1,206,000 and total assets were $122,872,000.

         The First National Bank in Alamosa (the "Bank") was originally organized on September 6, 1905 as The American National Bank of Alamosa, a national banking association and commenced operations in September, 1905. On January 11, 1955, the name of the Bank was changed to The First National Bank in Alamosa. Deposits are insured by the Federal Deposit Insurance Corporation
(FDIC). The Bank is examined and regulated by the Office of the Comptroller of the Currency.

         The Bank currently operates through a main office located at 720 Main Street, Alamosa, Colorado and two branch offices located in Center, Colorado (the "Center Branch") and Saguache, Colorado (the "Saguache Branch").

         The Bank offers traditional banking services, including checking, savings, money market accounts, certificates of deposit, IRAs and safe deposit services. The Bank also offers banking by phone services and direct deposit EFT services. The Bank offers automatic teller machine (ATM) services at 12 locations through the San Luis Valley of Colorado. The Bank offers a variety of loan products, including commercial, agricultural, real estate, consumer mortgage and consumer loans, and equity lines of credit. The Bank also offers a MasterCard program to its customers.

         The Bank concentrates its lending activities generally in the classifications of commercial, agricultural, and consumer loans. Commercial loans consist of commercial real estate loans, real estate construction loans, and land development loans. Commercial loans may also involve furniture, fixtures, and inventory financing. Agricultural loans consist of loans secured by agricultural properties, equipment, machinery, livestock, and agricultural products. Consumer loans consist of residential mortgage loans, motor vehicle loans, installment loans, personal loans, and the MasterCard program of the Bank. The substantial majority of the loans of the Bank are generated in the San Luis Valley area of Colorado.

The Special Meeting; Purpose

         The Special Meeting of Shareholders of the Company (the "Special Meeting") will be held at 9:00 a.m., local time, on January 22, 1998 at the offices of the Company, 720 Main Street, Alamosa, Colorado.

         The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Plan of Reorganization. Only holders of record of Common Stock, $.01 par value, of the Company ("Company Common Stock") at the close of business on December 18, 1997, the record date, will be entitled to vote at the Special Meeting. At that date, 2,200 shares of Company Common Stock were outstanding, each share being entitled to one vote. See "Introduction."

Vote Required for Approval

         Approval of the Plan of Reorganization requires the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote. A failure to vote, an abstention, or a failure by a broker to vote shares held in street name will have the same legal effect as a vote against approval of the Plan of Reorganization. See "Plan of Reorganization--Required Vote; Management Recommendation."

         As of December 19, 1997, Messrs. Outcalt and Wuckert beneficially owned an aggregate of approximately 63.64% of the outstanding Company Common Stock. As an inducement to Zions to enter into the Plan of Reorganization, Messrs. Outcalt, Wuckert and three other shareholder-directors of the Company have entered into agreements with Zions under which they have agreed, in their capacity as shareholders, to vote their shares in favor of the Reorganization. These agreements cover an aggregate of approximately 73.18% of the outstanding Company Common Stock. See "Plan of Reorganization--Voting Agreements; Information

Concerning Sky Valley Bank Corporation--Stockholdings of Directors, Officers and Certain Others." Such a vote will be sufficient to approve the Plan of Reorganization. If each of these individuals votes his shares in favor of the Plan of Reorganization as each has agreed, the Plan of Reorganization will be approved by the Company's shareholders notwithstanding the vote of other shareholders of the Company.

Proposed Reorganization

         At the Special Meeting, the holders of Company Common Stock will be asked to consider and approve an Agreement and Plan of Reorganization among Zions, Val Cor, Valley, the Company, the Bank, Messrs. Outcalt and Wuckert, an Agreement of Merger between the Company and Zions and an Agreement of Merger between the Bank and Valley (collectively, the "Plan of Reorganization"). The Plan of Reorganization provides for the merger of the Company into Val Cor, whereby Val Cor will be the surviving corporation (the "Holding Company Merger"), and for the merger of Valley into the Bank, with the Bank being the surviving entity (the "Bank Merger"). See "Plan of Reorganization."

         Upon consummation of the Reorganization, the holders of each outstanding share of Company Common Stock will receive, in exchange for each share of Company Common Stock, shares of Zions common stock, no par value ("Zions Common Stock"). At the Effective Date of the Reorganization, the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration of 572,836 shares of Zions Common Stock by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date. In accordance with this formula, the shareholders of the Company will receive approximately 260.38 shares of Zions Common Stock for each share of Company Common Stock. Zions will not issue fractional shares of its common stock in the Reorganization. In lieu of fractional shares of Zions Common Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $33.50. Such fractional share interest will not include the right to vote or to receive dividends or any interest thereon.

         Upon consummation of the Bank Merger, the shares of common stock of Valley, $5.00 par value ("Valley Common Stock") will be canceled and immediately converted into the right for holders of Valley Common Stock other than Val Cor to receive, in exchange for each share of Valley Common Stock held of record by such stockholder as of the Effective Date, $47.25 in cash. It is anticipated that Zions, which owns 2,233 shares of Valley Common Stock, will contribute its Valley Common Stock to Val Cor prior to the Val Cor special meeting. Valley will call a special meeting of its shareholders to consider and approve the Bank Merger. Val Cor, a wholly-owned subsidiary of Zions owns approximately 99.7% of the issued and outstanding shares of Valley Common Stock. Val Cor has indicated that it will vote all of its shares of Valley Common Stock in favor of and to approve the Bank Merger. Such vote is sufficient to approve the Bank Merger. If Val Cor votes its shares in favor of the Bank Merger, approval of the Bank Merger by the Valley shareholders is assured, notwithstanding the vote of any other Valley shareholder. Receipt of approval of the Bank Merger by the Office of the Comptroller of the Currency (the "Comptroller") is a required condition to consummation of the Bank Merger. The

Comptroller has approved the Bank Merger. It is anticipated that the Bank Merger will occur during the first quarter of 1998 and that the Holding Company Merger will precede the Bank Merger by a very brief period of time, both mergers taking place on the same day.

         On December 15, 1997, the closing price of Zions Common Stock was $44.25 per share and the Company had issued and outstanding 2,200 shares of its Common Stock. Assuming that the Reorganization had been consummated as of December 15, 1997 and the closing price of Zions Common Stock had been $44.25 per share, shareholders of the Company under such circumstances would have received 260.38 shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $11,521.82 per share of Company Common Stock.

Certain Definitions

         In connection with the description of the Reorganization in this Proxy Statement/Prospectus, shareholders of the Company should be aware of the following terms. The following definitions may not be complete. For a complete definition of each term, please refer to the Plan of Reorganization.

         "Bank Merger" means the merger of the Valley with and into the Bank, with the Bank being the surviving entity.

         "Effective Date" means the date which is the latest of (a) the date following the day upon which the Company shareholders approve, ratify, and confirm the transactions contemplated by the Plan of Reorganization; (b) the date following the day upon which the shareholders of Valley approve, ratify, and confirm the Bank Merger, as defined herein; (c) the first to occur of (i) the date thirty days following the date on which the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of San Francisco acting pursuant to delegated authority (collectively, the "Board of Governors") authorizes consummation of the Holding Company Merger, as defined herein; or
(ii) if, pursuant to section 321(a) of the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act"), the Board of Governors shall have prescribed a shorter period of time with the concurrence of the Attorney General of the United States, the date on which such shorter period of time shall elapse; or (iii) the date ten days following the date on which the Board of Governors indicates its waiver of jurisdiction over the Holding Company Merger; (d) the first to occur of (1) the date thirty days following the date of the order of the Comptroller authorizes the Bank Merger, or (2) if, pursuant to section 321(a) of the Riegle Act, the Comptroller shall have prescribed a shorter period of time with the concurrence of the Attorney General of the United States, the date on which such shorter period of time shall elapse; (e) if such an order shall be required by law, the date ten days following the date of the order of the Commissioner of Financial Institutions of the State of Utah (the "Commissioner") approving the transactions contemplated by the Plan of Reorganization; (f) the date ten days following the date of the order of the Colorado State Banking Board (the "Board") approving the transactions contemplated by the Plan of Reorganization; (g) the date upon which any other material order, approval, or consent of a federal or state regulator of financial institutions or financial institution holding companies authorizing consummation of the transactions contemplated by the Plan of Reorganization is obtained or any waiting period mandated by such order, approval, or consent has run; (h) ten days after any stay of the approvals of the Board of Governors, the Comptroller, the Commissioner, or the Board of the transactions contemplated by the Plan of Reorganization, or any injunction against closing of such transactions is lifted, discharged, or dismissed; or (i) such other date as shall be mutually agreed upon by Zions and the Company.

         "Holding Company Merger" means the merger of the Company with and into Val Cor, with Val Cor being the surviving corporation.

         "Merger Consideration" means the aggregate of 572,836 shares of Zions Common Stock to be issued to the holders of Company Common Stock upon consummation of the Holding Company Merger.

Reasons for the Reorganization

         Management and the directors of the Company believe that it is in the best interest of the Company and its shareholders for the Company to merge with a larger financial institution in a tax-free reorganization (with respect to the receipt by the Company shareholders of shares of Zions Common Stock). Management and the directors of the Company believe that the proposed merger with Zions in an exchange whereby the Company shareholders will receive Zions Common Stock in exchange for their Company Common Stock provides the Company's shareholders with the greatest available monetary value based upon Zions' offer as compared to previous inquiries received as well as increased liquidity for their investment, prospects for greater yield of their investment through increased dividends and prospects for growth in their investment due to the prospects for Zions generally. In addition, management and the directors of the Company believe the combined institution will be more competitive in the Company's market area due to Zions' greater resources. See "Plan of Reorganization--Background of and Reasons for the Reorganization" for a description of the factors considered by the Company's board of directors in determining to recommend the Reorganization to shareholders for their approval. The Company's board of directors believes that the merger with Zions will realize substantial value for the Company's shareholders and provides them the option of realizing a significant return on their original investment and continuing to participate in the development of banking in Colorado by holding the Zions Common Stock they will receive in the Reorganization.

         For Zions, the Reorganization will provide the opportunity to expand its franchise into the south-central Colorado market, wherein Zions has not previously had a presence. Zions proposes to broaden its geographical base in the Colorado market and thereby diversify its banking operations, and expand the banking services it is able to provide. The combination of the different skills, resources and services offered by the Company and Zions, together with the additional skills and resources available in the broader Zions organization, will make the resulting banking group better able to effectively compete in its markets with other full-service financial institutions. See "Plan of Reorganization--Background of and Reasons for the Reorganization."

Board of Directors Recommendation

         The Board of Directors of the Company unanimously believes that the Reorganization is in the best interests of the shareholders, employees, and customers of the Company and recommends that the shareholders of the Company vote

"FOR" approval of the Plan of Reorganization. See "Plan of Reorganization-- Background of and Reasons for the Reorganization."

         SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Interests of Certain Persons in the Transaction

         The Plan of Reorganization provides that, following the Reorganization, David E. Broyles, currently President and Chief Executive Officer of the Bank, will become an executive officer of the Bank. Mr. Broyles will enter into an Employment Agreement with the Bank effective as of the Effective Date. The Company Board of Directors was aware of these interests when it considered and approved the Plan of Reorganization. See "Plan of Reorganization--Interests of Certain Persons in the Transaction."

         The Plan of Reorganization further provides that, following the Reorganization, Ralph H. Outcalt, currently Chairman of the Board of the Bank, and Donald J. Wuckert, currently Vice Chairman of the Board of the Bank, will both become advisors to the Bank. Mr. Outcalt and Mr. Wuckert will each enter into an Advisory Agreement with the Bank effective as of the Effective Date and pursuant to these agreements, Messrs. Outcalt and Wuckert will provide advice and counsel to the management and Board of Directors of the Bank. The Company Board of Directors was aware of these interests when it considered and approved the Plan of Reorganization. As referenced above under "Vote Required for Approval," Messrs. Outcalt and Wuckert and three other shareholder-directors of the Company have entered into agreements with Zions whereby they agreed in their capacity as shareholders of the Company to vote all of their shares of Company Common Stock in favor of the Plan of Reorganization. These five individuals own approximately 73.18% of the issued and outstanding shares of Company Common Stock. Such vote will be sufficient to approve the Plan of Reorganization. Assuming these individuals vote their shares in accordance with the voting agreements, approval by the Company shareholders of the Plan of Reorganization is assured, notwithstanding the vote of any other Company shareholder.

Tax Consequences

         The Company will receive an opinion from Duane, Morris & Heckscher LLP, legal counsel to Zions (the "Duane Opinion") that, based upon the facts, representations, and assumptions set forth or referred to in such opinion, the Holding Company Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. As a result, the Company shareholders, who receive Zions Common Stock, will recognize no gain or loss upon the exchange of their shares of Company Common Stock for Zions Common Stock in the Holding Company Merger (except with respect to cash received by such shareholders in lieu of fractional shares). For further discussion, see "Plan of Reorganization--Federal Income Tax Consequences of the Reorganization." A form of the Duane Opinion to be rendered at closing is attached as Appendix A to this Proxy Statement/Prospectus.

Dissenters' Rights

         Under Colorado law, shareholders of the Company will be entitled to dissenters' rights. The Colorado Business Corporation Act (ss.ss. 7-113-101 et seq.) permits a shareholder to dissent to a merger and to receive the fair value for such shares in accordance with procedures established by Colorado law. Company shareholders will be entitled under Colorado law to exercise their dissenters' rights with respect to the Plan of Reorganization. Since exercise and preservation of dissenters' rights are conditioned on strict observance of the applicable section of the Colorado Business Corporation Act, each Company shareholder who might exercise dissenters' rights should consult and strictly observe the statute, a copy of which is attached as Appendix B to this Proxy Statement/Prospectus. Failure to follow the statutory provisions precisely may result in loss of such shareholder's dissenters' rights under Colorado law. See "Plan of Reorganization--Dissenters' Rights," "Comparison of Zions Common Stock and Company Common Stock--Dissenters' Rights" and Appendix B to this Proxy Statement/Prospectus.

Conditions; Regulatory Approval

         Consummation of the Reorganization is subject to satisfaction of a number of conditions, including (i) obtaining requisite approval from the Company shareholders, (ii) obtaining regulatory approvals from the Board of Governors, the Comptroller, the Commissioner, and the Division, (iii) the receipt of an opinion of counsel with respect to certain tax aspects of the Reorganization, (iv) the absence of any material adverse change with respect to the Company, and (v) the satisfaction of other customary closing conditions. See "Plan of Reorganization--Conditions to the Reorganization." All regulatory approvals have been obtained.

Amendment; Termination

         Notwithstanding prior shareholder approval, the Plan of Reorganization may be amended at any time prior to the Effective Date of the Reorganization in any respect that would not prejudice the economic interests of the Company shareholders.

         The Plan of Reorganization may be terminated and abandoned at any time prior to the Effective Date, notwithstanding approval of the shareholders, as follows: (i) by mutual consent of the parties to the Plan of Reorganization;
(ii) unilaterally, by Zions if any of the representations and warranties of the Company, the Bank, or Messrs. Outcalt or Wuckert was materially incorrect when made or in the event of a material breach or material failure by the other party to the Plan of Reorganization of any covenant or agreement contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice has been given; (iii) unilaterally, by the Company if any of the representations and warranties of Zions, Val Cor or Valley was materially incorrect when made or in the event of a material breach or material failure by the other party to the Plan of Reorganization of any covenant or agreement contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice has been given; (iv) by either Zions or the Company if the Reorganization has become inadvisable or impracticable by reason of federal or state litigation to restrain or invalidate the

Reorganization; or (v) by either party on or after March 13, 1998, if the Effective Date has not occurred on or before that date.

Effective Date of the Reorganization

         It is presently anticipated that if the Plan of Reorganization is approved by the shareholders of the Company, the Reorganization will become effective in the first quarter of 1998. However, there can be no assurance that all conditions necessary to the consummation of the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective at the anticipated time. See "Plan of Reorganization--Effective Date of the Reorganization."

Accounting Treatment

         It is intended that the Reorganization will be treated for accounting purposes as a "pooling of interests" in accordance with ABP Opinion No. 16. See "Plan of Reorganization--Accounting Treatment."

Comparison of Shareholders' Rights

         See "Comparison of Zions Common Stock and Company Common Stock" for a summary of the material differences between the rights of holders of shares of Company Common Stock and holders of shares of Zions Common Stock.

"Anti-Takeover" Provisions

         The Articles of Incorporation and Bylaws of Zions contain provisions which may be considered to be anti-takeover in nature, including staggered terms of office for directors, absence of cumulative voting and special shareholder vote requirements for certain types of extraordinary corporate transactions. Additionally, Zions has adopted a shareholders' rights plan which will have the effect of encouraging entities interested in acquiring Zions to negotiate any such transactions with Zions' management and of deterring or discouraging unfriendly takeovers by making any such takeover substantially more expensive to the entity sponsoring the unfriendly takeover. See "Comparison of Zions Common Stock and Company Common Stock."

Exchange of Certificates

         Instructions on how to effect the exchange of Company Common Stock certificates for Zions Common Stock certificates or for cash in lieu of fractional shares of Zions Common Stock will be sent, as promptly as practicable after the Reorganization becomes effective, to each shareholder of record of the Company. Shareholders should not send in stock certificates until they receive written instructions to do so.

Trading Markets; Pre-Announcement Prices

         The outstanding shares of Zions Common Stock currently are traded on the Nasdaq National Market ("NASDAQ-NMS") under the symbol "ZION." The shares of Zions Common Stock to be issued in the Reorganization will be listed on NASDAQ-NMS, subject to official notice of issuance. The closing sale price for Zions

Common Stock on the NASDAQ-NMS on July 24, 1997, the last trading day prior to the first public announcement of the Reorganization, was $35.50.

         The outstanding shares of Company Common Stock are not listed or traded on any market or stock exchange. Such shares when traded are traded infrequently in privately-negotiated transactions. The Company has no reliable information as to the prices at which the shares have traded. See "Information Concerning Sky Valley Bank Corp.--Stock Prices and Dividends on Company Common Stock."

Selected Financial Information

         The following table sets forth certain historical financial information for Zions and the Company. With respect to pro forma combined financial information for Zions giving effect to the Reorganization using the pooling of interests method of accounting, see "Plan of Reorganization--Unaudited Pro Forma Combined Financial Information." This information is based on the respective historical financial statements of Zions incorporated herein by reference and of the Company which are included in this Proxy Statement/Prospectus and should be read in conjunction with such statements and information and the related notes.

                                              Nine Months Ended
                                                September 30,                            Year Ended December 31,
                                             --------------------       -----------------------------------------------------
                                             1997            1996       1996          1995       1994        1993        1992
                                             ----            ----       ----          ----       ----        ----        ----
                                                 (Unaudited)                   (In Thousands, Except Per Share Amounts)
Zions
Earnings
  Net interest income...........         $   225,404  $   189,207  $   260,473  $   227,094  $  198,606  $  174,657  $  157,282
  Provision for loan losses.....               2,905        2,200        3,540        2,800       2,181       2,993      10,929
  Net income....................              84,121       74,495      101,350       81,328      63,827      58,205      47,209
Per Share
  Net income ...................         $      1.41  $      1.26  $      1.71  $      1.38  $     1.09  $     1.02  $      .86
  Cash Dividends................                 .35          .32          .43          .35         .29         .25         .19
Statement of Condition at Period
  End
  Assets........................         $ 9,059,721  $ 6,783,341  $ 6,484,964  $ 5,620,646  $4,934,095  $4,801,054  $4,107,924
  Deposits......................           5,666,336    4,572,555    4,552,017    4,097,114   3,705,976   3,432,289   3,075,110
  Long-term debt................             251,134       55,702      251,620       56,229      58,182      59,587      99,223
  Shareholders' equity..........             581,129      490,485      507,452      428,506     365,770     312,592     260,070
Sky Valley (Unaudited for the
  1997-1995 periods)
Earnings
  Net interest income...........         $     3,808  $     3,593  $     4,831  $     4,108  $    3,628  $    2,779  $    2,456
  Provision for loan losses.....                 108          101          131          142         110         107          44
  Net income....................               1,206        1,042        1,465        1,062         912         699         909
Per Share
  Net income ...................         $    548.10  $    473.42  $    666.14  $    482.72  $   414.58  $   332.86  $   454.50
  Cash Dividends................              120.00       112.50       150.00       140.00      132.50      140.95      112.50
Statement of Condition at Period
  End
  Assets........................         $   122,872  $   120,180  $   120,437  $   114,863  $   89,641  $   80,104  $   70,681
  Deposits......................             108,609      106,961      106,466      102,302      78,152      71,782      65,502
  Long-term debt................                 573          600          593          620         644         293           0
  Shareholders' equity..........               8,082        6,807        7,163        6,294       5,272       4,998       4,048

Comparative Per Share Data

         The following table sets forth for the periods indicated historical earnings, book values and dividends per share for Zions and Company Common Stock. The following data are based on the respective historical financial statements of Zions incorporated herein by reference and of the Company included herein and should be read in conjunction with such financial statements and such information and the related notes to each.

                                                 Nine Months Ended
                                                   September 30,                         Year Ended December 31,
                                                 ----------------         ----------------------------------------------------
                                                 1997        1996         1996       1995        1994         1993        1992
                                                 ----        ----         ----       ----        ----         ----        ----
Net Income Per Common Share
     Zions.........................           $    1.41   $    1.26    $    1.71   $   1.38   $    1.09    $    1.02   $     .86
     Sky Valley....................              548.10      473.42       666.14     482.72      414.58       332.86      454.50
Book Value Per Common Share
     Zions.........................           $    9.78   $    8.30    $    8.61   $    7.36  $    6.28    $    5.50   $    4.74
     Sky Valley....................            3,673.70    3,105.38     3,256.04    2,861.10   2,396.23     2,271.92    2,023.77
Cash Dividends Declared Per Common
  Share
     Zions(1)......................           $     .35   $     .32    $     .43   $     .35  $     .29    $     .25   $     .19
     Sky Valley....................              120.00      112.50       150.00      140.00     132.50       140.95      112.50

----------------------
(1) While Zions is not obligated to pay cash dividends, the Board of Directors presently intends to continue its policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.

Unaudited Pro Forma Combined Financial Information

         The following unaudited pro forma combined financial information reflects the application of the pooling of interests method of accounting. The following tables, which show comparative historical per Common Share data for Zions and the Company (separately and pro forma combined) and equivalent pro forma per share data for the Company, should be read in conjunction with the financial information as incorporated herein by reference to other documents and as included herein. The pro forma data in the table, presented as of and for each of the years ended December 31, 1996 as of and for the nine months ended September 30, 1997, are presented for comparative and illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Reorganization been consummated during the period or as of the date for which the information in the table is presented:

                                              Historical                             Pro Forma
                                        ------------------------       ----------------------------------
                                                                       Zions and
                                                                       Sky Valley             Sky Valley
                                                                       Pro-Forma              Equivalent
Per Common Share                        Zions         Sky Valley       Combined(4)            Pro-Forma(5)
----------------                        -----         ----------       -----------            ------------
NET INCOME(1)
 For the years ended
 December 31, 1996                       $ 1.71         $  666.14         $ 1.72                $  447.85
 December 31, 1995                         1.38            482.72           1.39                   361.93
 December 31, 1994                         1.09            414.58           1.10                   286.42

 For the nine months
 ended September 30, 1997                  1.41            548.10           1.41                   367.14

CASH DIVIDENDS(2)
 For the years ended
 December 31, 1996                       $  .43         $  150.00         $  .43                $  111.96
 December 31, 1995                          .35            140.00            .35                    91.13
 December 31, 1994                          .29            132.50            .29                    75.51

 For the nine months
 ended September 30, 1997                   .35            120.00            .35                    91.13


BOOK VALUE:(3)
 As of December 31, 1996                 $ 8.61         $3,256.04         $ 8.65                $2,252.29
 As of December 31, 1995                   7.36          2,861.10           7.39                 1,924.21
 As of December 31, 1994                   6.28          2,396.23           6.31                 1,643.00
 As of September 30, 1997                  9.78          3,673.70           9.82                 2,556.93

----------------------
(1) Net Income per share is based on weighted average common and common equivalent shares outstanding.
(2)  Pro forma cash dividends represent historical cash dividends of Zions.
(3) Book value per common share is based on total period-end of shareholders' equity.
(4) Pro-forma combined net income per share represents historical net income of Zions and the Company computed using historical weighted average common and common equivalent shares of Zions adjusted by computed common and common equivalent shares to be issued in the transaction. Pro-forma combined book value per share represents historical total shareholders' equity of Zions computed using Zions' historical common shares outstanding adjusted by computed common shares to be issued in the transaction.
(5) Pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by the exchange ratio of 260.38 shares of Zions Common Stock for each share of Company Common Stock.

Recent Developments

         On November 14, 1997, GB Bancorporation ("Grossmont"), the parent company of Grossmont Bank, merged with and into Zions, with Grossmont shareholders receiving common shares of Zions. Grossmont Bank had approximately $780 million in assets and 14 offices in San Diego County, California. It is both the largest and oldest independent bank in the San Diego area. The merger is structured to be tax-free and was accounted for as a pooling-of-interests. Zions owned approximately 4.5% of Grossmont since October 1995. Zions has exchanged 4.7 million shares of Zions Common Stock for the remaining 95.5% of Grossmont common stock that it did not own. Zions will incur approximately $2 million ($0.03 per share) in merger related charges in conjunction with this transaction.

         On September 24, 1997, Zions, Vectra Banking Corporation ("Vectra"), and Tri-State Finance Corporation ("Tri-State") announced that definitive agreements have been signed under which Vectra will merge with and into Zions and Tri-State with and into a subsidiary of Zions, both in exchange for common shares of Zions. At August 31, 1997 Vectra had assets of $660 million and Tri-State had assets of $130 million. The mergers, which are unrelated and not conditional on each other, are subject to the approval of banking regulators and the shareholders of Vectra and Tri-State, respectively. The transactions are expected to close in early 1998. The mergers are structured to be tax-free and are intended to be accounted for as poolings-of-interests. The agreement with Vectra provides for the exchange of each common share of Vectra for 0.685 common shares of Zions and each preferred share of Vectra for approximately 7.75 common shares of Zions. The merger is subject to a floor arrangement which would be triggered if Zions' stock price both declines and results in a price at closing which has decreased more than 18% relative to the KBW 50 index. Vectra has given Zions an option to acquire up to 19.9% of Vectra's common stock which is exercisable in certain circumstances related generally to the acquisition of Vectra by a third party. The agreement with Tri-State provides for the exchange of 710,000 common shares of Zions for all of the outstanding stock of Tri-State, which is privately held. Based upon Zions' stock price of $41 per share, in aggregate the transactions are valued at approximately $200 million, which is
3.8 times the combined book value or 18.5 times their estimated 1998 earnings. Vectra has 18 offices in Colorado and Tri-State has three offices in Colorado. The mergers are expected to be immediately accretive to Zions' earnings per share. Zions will incur $1.2 million in merger-related charges in the first quarter of 1998 in conjunction with closing these transactions.

                              SKY VALLEY BANK CORP.
                                 Proxy Statement
                                       for
                         Special Meeting of Shareholders
                            of Sky Valley Bank Corp.
                                  to be held on
                                January 22, 1998

                                       and

                              ZIONS BANCORPORATION
                                   Prospectus
                             Up to 572,836 Shares of
                                  Common Stock


                                  INTRODUCTION

         This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of Sky Valley Bank Corp. (the "Company") of proxies to be voted at the Special Meeting of Shareholders of the Company to be held on January 22, 1998 and at any postponements or adjournments thereof. The Special Meeting will be held at 9:00 a.m., local time, at the offices of the Company, 720 Main Street, Alamosa, Colorado. The approximate date on which this Proxy Statement/Prospectus will first be mailed to the shareholders of the Company is December 19, 1997.

Record Date; Voting Rights

         The Board of Directors of the Company has fixed the close of business on December 18, 1997 as the record date for determining the shareholders of the Company entitled to notice of and to vote at the Special Meeting or any postponements or adjournments thereof. At that date, 2,200 shares of Common Stock, $.01 par value, of the Company ("Company Common Stock") were outstanding, held by approximately 42 shareholders of record. Each such share of Company Common Stock entitles its holder of record at the close of business on the record date to one vote on each matter properly submitted to the shareholders for action at the Special Meeting. See "Plan of Reorganization -- Required Vote; Management Recommendation."

Purpose of the Special Meeting

         At the Special Meeting, the holders of Company Common Stock will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization dated as of July 25, 1997, as amended on September 8, 1997, among the Company, the Company's wholly-owned subsidiary, The First National Bank in Alamosa, a national banking association organized under the laws of the United States (the "Bank"), Ralph H. Outcalt ("Outcalt") and Donald J. Wuckert ("Wuckert"), both shareholders of the Company, Zions Bancorporation, a Utah corporation ("Zions"), Zions' wholly-owned subsidiary, Val Cor Bancorporation, Inc., a Colorado corporation ("Val Cor"), and Val Cor's 99.7% owned subsidiary, Valley National Bank of Cortez, a national banking association organized under the laws of the United States ("Valley"), and accompanying Agreement of Merger between the Company and Val Cor, and an Agreement of Merger between the Bank and

Valley (collectively the "Plan of Reorganization"). As more fully described below under "Plan of Reorganization," the Plan of Reorganization provides that the Company will merge with and into Val Cor, with Val Cor being the surviving corporation (the "Holding Company Merger") and Valley will merge with and into the Bank, with the Bank being the surviving banking corporation (the "Bank Merger"; collectively the "Reorganization"). Upon consummation of the Reorganization, the holders of each outstanding share of Company common stock will receive, in exchange for each share of Company common stock, their pro rata share of the Merger Consideration, consisting of shares of Zions Common Stock, no par value ("Zions Common Stock"). Upon consummation of the Reorganization, the shares of Company Common Stock shall be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration of 572,836 shares of Zions Common Stock by the total number of share of Company Common Stock issued and outstanding as of the Effective Date (as defined in "Summary" above) of the Reorganization. In accordance with this formula, the shareholders of the Company will receive approximately 260.38 shares of Zions Common Stock for each share of Company Common Stock.

         On December 15, 1997, the closing price of Zions Common Stock was $44.25 per share. On that date the Company had issued and outstanding 2,200 shares of its Common Stock. Assuming that the Reorganization had been consummated as of December 15, 1997 and the closing price of Zions Common Stock had been $44.25 per share on that date, shareholders of the Company under such circumstances would have received 260.38 shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $11,521.82 per share of Company Common Stock.

         THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY BELIEVES THAT THE REORGANIZATION IS IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY AND RECOMMENDS THAT THE COMPANY SHAREHOLDERS VOTE TO APPROVE THE PLAN OF REORGANIZATION.

Voting and Revocation of Proxies

         All properly executed proxies not theretofore revoked will be voted at the Special Meeting or any postponements or adjournments thereof in accordance with the instructions thereon. Company proxies which have been properly executed but which contain no voting instructions will be voted in favor of approval of the Plan of Reorganization. As to any other matter brought before the Special Meeting and submitted to a shareholder vote, proxies will be voted in accordance with the judgment of the proxyholders named thereon.

         A shareholder who has executed and returned a proxy may revoke it at any time before it is voted by filing with the Secretary of the Company written notice of such revocation or a later dated proxy or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not, of itself, constitute a revocation of a proxy.

Solicitation of Proxies

         In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from the shareholders of the Company in person or by telephone or otherwise for no additional compensation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy soliciting materials to beneficial owners of shares held of record by them and will be reimbursed for their reasonable expenses. The Company will pay all expenses in connection with the printing and solicitation of proxies for the Special Meeting. Zions will pay for all costs attributable to registering the Zions Common Stock under applicable federal and state law. See "Plan of Reorganization--Expenses."

                             PLAN OF REORGANIZATION

         This section of the Proxy Statement/Prospectus describes certain important aspects of the Plan of Reorganization. The following description does not purport to be complete and is qualified in its entirety by reference to the Plan of Reorganization. The Plan of Reorganization has been filed with the SEC as an exhibit to the Registration Statement. The Plan of Reorganization is incorporated into this Proxy Statement/Prospectus by reference to such filing and is available upon request to Dale M. Gibbons, Senior Vice President, Zions Bancorporation. See "Available Information."

The Reorganization

         The Plan of Reorganization provides for the merger of the Company into Val Cor, with Val Cor being the surviving corporation (the "Holding Company Merger"), and for the merger of Valley into the Bank, with the Bank being the surviving entity (the "Bank Merger"). Val Cor is a bank holding company incorporated in Colorado. Val Cor is a wholly-owned subsidiary of Zions. The principal subsidiaries of Zions are Zions First National Bank with 112 offices located throughout the state of Utah, as well as 15 offices in various communities in Idaho and one foreign office, Nevada State Bank with 37 offices in Nevada, and National Bank of Arizona with 28 offices in Arizona. Additionally, in May 1997, Zions acquired Aspen Bancshares, Inc., whose operations are conducted through 12 offices/branches in western Colorado and one branch in northeastern New Mexico; on July 11, 1997, Zions also acquired Zions Bank (formerly Tri-State Bank) in Montpelier, Idaho. Subsequent to the acquisition by Zions of Zions Bank, Zions Bank acquired 10 branches from Wells Fargo Bank, N.A., located in Idaho, and opened two de novo branches in Idaho; Zions Bank currently operates 15 branches in Idaho; and in July 1997, Zions completed its purchase of 27 former branches of Wells Fargo Bank in Arizona (11 branches), Idaho (10 branches), Nevada (5 branches), and Utah (1 branch). On September 20, 1997, Zions Bank completed its acquisition of four additional branches from Wells Fargo in Utah.

         Val Cor, a Colorado corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Zions acquired Val Cor in May 1997 as a part of the Aspen acquisition. Val Cor's principal asset consists of its ownership interest in over 99% of the common stock of Valley Bank.

         Valley is a national banking association organized in 1979. Valley Bank offers traditional banking services to customers in its primary market area of Montezuma County, Colorado. Valley Bank also conducts business through its two branch offices located in Cortez and Dolores, Colorado.

         The Company is a bank holding company incorporated in Colorado. The Company operates through its wholly-owned subsidiary, The First National Bank in

Alamosa (the "Bank"). The Bank offers traditional community banking services in the San Luis Valley area of Colorado through three branches in Colorado, the main office located at 720 Main Street, Alamosa, Colorado, and two branch offices located in Center, Colorado (the "Center Branch") and in Saguache, Colorado (the "Saguache Branch").

         Upon consummation of the Reorganization, the holders of each outstanding share of Company Common Stock will receive, in exchange for each share of Company Common Stock, their pro rata share of the Merger Consideration, consisting of 572,836 shares of Zions Common Stock. The shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration of 572,836 shares of Zions Common Stock by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization or approximately 260.38 shares of Zions Common Stock for each share of Company Common Stock. Zions will not issue fractional shares of its Common Stock in the Reorganization. In lieu of fractional shares of Zions Common Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $33.50. Such fractional share of interest will not include the right to vote or to receive dividends or any interest thereon.

         On December 15, 1997, the closing price of Zions Common Stock was $44.25 per share. On that date the Company had issued and outstanding 2,200 shares of its Common Stock. Assuming that the Reorganization had been consummated as of December 15, 1997 and the closing price of Zions Common Stock had been $44.25 on that date, shareholders of the Company under such circumstances would have received 260.38 shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $11,521.82 per share of Company Common Stock.

         The Board of Directors of Valley has called a special meeting of Valley shareholders to be held on December 29, 1997. At the Valley special meeting, the Valley shareholders will consider and vote upon an agreement to merge whereby Valley will be merged with and into the Bank, with the Bank being the surviving entity (the "Bank Merger"). The Valley shareholders will also be asked to consider and approve an amendment (the "Amendment") to Valley's articles of association to change the name of Valley to Bank Colorado, National Association. Val Cor owns approximately 99.7% of the issued and outstanding shares of common stock of Valley and has indicated that it will vote all of its shares of Valley Common Stock in favor of the Bank Merger and the Amendment. Such vote will be sufficient to approve the Bank Merger and the Amendment. Assuming that Val Cor votes all of its shares in favor of the Bank Merger and the Amendment, approval of the Bank Merger and the Amendment by the Valley shareholders is assured, notwithstanding the vote of other Valley shareholders. Consummation of the Bank Merger is conditioned upon its receiving approval by the Comptroller, which has been received. The Bank Merger is anticipated to close during the first quarter of 1998. The parties plan to close the Holding Company Merger immediately prior to closing of the Bank Merger. Consummation of the Bank Merger is conditioned upon consummation of the Holding Company Merger. Upon consummation of the Bank Merger, the shares of Valley Common Stock will be canceled and immediately converted into the right for holders of Valley Common Stock, other than Val Cor, to receive in exchange for each share of Valley Common Stock held of record by such shareholder as of the Effective Date (as defined) $47.25 in cash. It is anticipated that Zions, which owns 2,233 shares of Valley Common Stock, will contribute its Valley Common Stock to Val Cor prior to the Valley special meeting.

Background of and Reasons for the Reorganization

         Sky Valley.

         Background. During the past two years, the Company received a few inquiries from various large regional financial institutions which expressed an interest in acquiring the Company. On each of those occasions, the inquiries did not proceed because the Board determined that the Company should continue to operate as an independent firm. In May 1997, Donald J. Wuckert was contacted by Harris H. Simmons, president of Zions, who expressed on behalf of Zions an interest in acquiring the Company if the Board of Directors of the Company ever determined it was in the best interest of the Company to merge with or sell to a larger banking institution. Mr. Wuckert informed the Board of Directors of the Company of this contact which led to various Company board discussions as to the desirability of remaining independent or merging with a larger bank holding company. At meetings in July 1997, the Company Board considered its strategic options, the bank acquisition market in Colorado, the competitive banking environment in Colorado, and the prospects for remaining independent. After considering the terms of the offer of Zions, the Company Board determined to continue discussions with Zions with the goal of negotiating a definitive merger agreement. On July 25, 1997, the Company entered into the Plan of Reorganization with Zions.

         The Company Board's Reasons for the Reorganization. The Company Board believes that the Reorganization is fair to, and in the best interests of, the Company and its shareholders. Accordingly, the Board unanimously approved the Plan of Reorganization and recommends that the Company shareholders vote FOR the approval and adoption of the Plan of Reorganization.

         In reaching its determination that the Reorganization is fair to, and in the best interests of, the Company and its shareholders, the Board considered a number of factors including, without limitation, the following:

         o the current condition and growth prospects of the Company and the Bank, their historical results of operations and their prospective results of operations were the Company to remain independent;

         o the economic, business and competitive climate for banking and financial institutions in Colorado, with special consideration given to recent transactions that have increased the competitive environment in the financial services and banking industry, including the adoption by Congress of interstate branch banking;

         o the monetary value of the stock offered to the Company shareholders by Zions (i) in absolute terms, (ii) as compared to the value of other inquiries received by the Company by qualified and informed potential acquirers, whose offers were each less than Zions' offer, and (iii) as compared to recent mergers and acquisitions involving other banking and financial institutions in Colorado;

         o the potential market value, liquidity and dividend yield of Company Common Stock if the Company were to remain independent;

         o the historically greater liquidity and dividend yield represented by the Zions Common Stock to be received in the Reorganization;

         o the greater financial and management resources and customer product offerings of Zions which could increase the competitiveness of the combined institution in the Company's market area and its ability to serve the depositors, customers and communities currently served by the Company;

         o the historical results of operations and financial condition of Zions and the future prospects for Zions, including anticipated benefits of the Reorganization;

         o   the future growth prospects of Zions following the Reorganization;
             and

         o the fact that the Reorganization will be a tax-free reorganization to the Company shareholders for federal income tax purposes with respect to shareholders of the Company who receive shares of Zions Common Stock in the Reorganization (but not with respect to any cash received in the Reorganization).

         THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE PLAN OF REORGANIZATION.

         Zions. For Zions, the Reorganization will provide the opportunity to continue its recent expansion. In acquiring the Company, Zions will be expanding its presence in the south-central Colorado market in the Alamosa County region. The expansion will be evidenced by Zions' both broadening its geographical base into this market and expanding the banking services it is able to provide. Additionally, the Zions' expansion in the Alamosa County, Colorado region will allow Zions further to diversify its banking operations.

         The acquisition by Zions of the Company will bring together the different skills and resources of the two organizations and, together with the additional skills and resources available in the broader Zions organization, will result in the ability to make a wider spectrum of banking services available to consumers, businesses and professionals in the Company's geographic area.

Voting Agreements

         In connection with the Plan of Reorganization, Messrs. Outcalt, Wuckert and three other shareholder-directors of the Company, whose common share holdings aggregate approximately 73.18% of the outstanding Company Common Stock as of December 19, 1997, have entered into agreements with Zions under which they have agreed, in their capacity as shareholders, to vote their shares in favor of the Plan of Reorganization and to support the Plan of Reorganization and to recommend its adoption by the other shareholders of the Company. Such vote will be sufficient to approve the Plan of Reorganization. If these individuals vote their shares of Company Common Stock in accordance with the requirements of the voting agreements, approval of the Reorganization by the Company shareholders is assured, notwithstanding the vote of other Company shareholders.

         The voting agreements are applicable to the shareholders only in their capacities as shareholders and do not legally affect the exercise of their responsibilities if a member of the Board of Directors of the Company. The shareholder-directors also agreed in their capacity as directors, until the earlier of consummation of the Reorganization or termination of the Plan of Reorganization, to refrain from soliciting or, subject to their fiduciary duties to shareholders, negotiating or accepting any offer of merger, consolidation, or acquisition of any of the shares or all or substantially all of the assets of the Company or any of its subsidiaries.

         The form of the voting agreements has been filed with the SEC as an exhibit to the Registration Statement and is incorporated herein by reference. The foregoing summary of the agreements is qualified in its entirety by reference to such filing.

Required Vote; Management Recommendation

         Approval of the Plan of Reorganization requires the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting. Because approval requires the affirmative votes of a majority of all outstanding shares of Company Common Stock, a failure to vote, an abstention, or a broker's failure to vote shares held in street name will have the same legal effect as a vote against approval of the Plan of Reorganization. See "Voting Agreements" immediately above for a discussion of the ownership of Company Common Stock by the five shareholder-directors of the Company. THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE COMPANY SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF REORGANIZATION.

         The Board of Directors of Zions has approved the Plan of
Reorganization: In addition, Zions, as the sole shareholder of Val Cor, has approved the merger of Val Cor with the Company (the "Holding Company Merger"). Under the Utah Business Corporation Act no approval of the Plan of Reorganization by the shareholders of Zions is required.

No Opinion of a Financial Advisor

         The Company's Board of Directors has not retained an independent financial advisor to evaluate the Merger Consideration offered to the Company shareholders by Zions. However, management and the directors of the Company believe that the Merger Consideration to be paid pursuant to the Plan of Reorganization is fair to the shareholders of the Company from a financial point of view. See "Plan of Reorganization--Background of and Reasons for the Reorganization."

Conversion of Company Shares

         Under the Plan of Reorganization, holders of shares of Company Common Stock will receive shares of Zions Common Stock. Upon consummation of the Reorganization, the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration of 572,836 shares of Zions Common Stock by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization. In accordance with this formula, the shareholders of the Company will receive approximately 260.38 shares of Zions Common Stock for each share of Company Common Stock. Zions will not issue fractional shares of its common stock in the Reorganization. In lieu of fractional shares of Zions Common Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $33.50. Such fractional share interest will not include the right to vote or to receive dividends or any interest thereon.

         On December 15, 1997, the closing price of Zions Common Stock was $44.25 per share. On that date the Company had issued and outstanding 2,200 shares of its Common Stock. Assuming that the Reorganization had been consummated as of December 15, 1997 and the closing price of Zions Common Stock had been $44.25 per share on that date, shareholders of the Company under such circumstances would have received 260.38 shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $11,521.82 per share of Company Common Stock.

         Exchange of Stock Certificates. Zions First National Bank, a national banking association with its head office located in Salt Lake City, Utah and a subsidiary of Zions ("Zions Bank"), the exchange agent designated by the parties in the Plan of Reorganization (the "Exchange Agent"), will, promptly after the Effective Date, mail to each holder of one or more stock certificates formerly representing shares of Company Common Stock except to such holders who shall have waived the notice of exchange, a notice specifying the Effective Date and notifying such holder to surrender his or her certificate or certificates to Zions Bank for exchange. Such notice will be mailed to holders by regular mail at their addresses on the records of the Company. Company shareholders should not send in their certificates until they receive such written instructions. However, certificates should be surrendered promptly after instructions to do so are received.

         Any dividends declared on Zions Common Stock after the Effective Date of the Reorganization will apply to all whole shares of Zions Common Stock into which shares of Company Common Stock will have been converted in the Reorganization. However, no former Company shareholder will be entitled to receive any such dividend until such shareholder's Company Common Stock certificates have been surrendered for exchange as provided in the letter of transmittal sent by the Exchange Agent. Upon such surrender, the shareholder will be entitled to receive all such dividends payable on the whole shares of Zions Common Stock represented by the surrendered certificate(s) (without interest thereon and less the amount of taxes, if any, which may have in fact been imposed or paid thereon).

         Payment for Fractional Shares. No fractional shares of Zions Common Stock will be issued in connection with the Reorganization. Instead, each Company shareholder who surrenders for exchange Company Common Stock certificates representing a fraction of a share of Zions Common Stock will receive, in addition to a certificate for the whole shares of Zions Common Stock represented by the surrendered certificates, cash in an amount equal to the product of such fraction times $33.50. Such fractional share interest will not include the right to vote or to receive dividends or any interest thereon.

         Unexchanged Certificates. On the Effective Date of the Reorganization, the stock transfer books of the Company will be closed, and no further transfers of Company Common Stock will be made or recognized. Certificates for Company Common Stock not surrendered for exchange will entitle the holder to receive, upon surrender as provided in the letter of transmittal, a certificate for whole shares of Zions Common Stock, plus payment of any amount for a fractional share or dividends to which such holder is entitled as outlined above, and without any interest thereon.

Federal Income Tax Consequences of the Reorganization

         The following discussion is a summary of the material federal income tax consequences of the merger of the Company with and into Val Cor (herein, the "Merger") to the Company and to the existing shareholders of the Company, but does not purport to be a complete analysis of all the potential tax effects of the Merger. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial, or administrative action. Any such change may be applied retroactively. No information is provided herein with respect to foreign, state or local tax laws or estate and gift tax considerations. Shareholders of the Company are urged to consult their own tax advisors as to specific tax consequences to them of the Merger.

         The Company will receive an opinion from Duane, Morris & Heckscher LLP, legal counsel to Zions (the "Duane Opinion") that, based upon the facts and representations set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. No ruling will be requested from the IRS with respect to the federal income tax consequences of the Merger. An opinion of counsel only represents counsel's best judgment and is not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS will agree with counsel's conclusions, that the IRS will not challenge the tax treatment of the Merger, or that such a challenge, if made, will not be successful.

         Based upon the facts and representations which will be set forth or referred to in the Duane Opinion, such opinion will provide, among other things,
(i) the Merger will qualify as a "reorganization" under Section 368(a)(1) of the Code and Zions, Val Cor and the Company will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code; (ii) the Company will recognize no gain or loss upon the transfer of substantially all of its assets to Val Cor in exchange for Zions Common Stock and Val Cor's assumption of the liabilities of the Company; (iii) no gain or loss will be recognized by either Zions or Val Cor upon the acquisition by Val Cor of substantially all of the assets of the Company in exchange for Zions Common Stock, and the assumption of the liabilities of the Company; (iv) the basis of the Company's assets in the hands of Val Cor will be the same as the basis of those assets in the hands of the Company immediately prior to the Merger; (v) the holding period of the Company's assets received by Val Cor will include the period during which such assets were held by the Company immediately prior to the Merger; (vi) no gain or loss will be recognized by a shareholder of the Company upon the receipt of Zions Common Stock solely in exchange for his or her Company Common Stock; (vii) the basis of the Zions Common Stock received by a shareholder of the Company pursuant to the Merger (including any fractional share interest to which that shareholder may be entitled) will be the same as the basis of the Company Common Stock exchanged therefor; (viii) the holding period of the Zions Common Stock received by a shareholder of the Company pursuant to the Merger (including any fractional share interest to which that shareholder may be entitled) will include the holding period of the Company Common Stock exchanged therefor, provided the Company Common Stock is held as a capital asset by the shareholder on the Effective Date; (ix) a shareholder of the Company who receives cash in lieu of a fractional share of Zions Common Stock will recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and that gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder; and (x) cash received by a shareholder of the Company who has perfected dissenters' rights under the provisions of sections 7-113-101 et seq. of the Colorado Business Corporation Act as to his or her Company Common Stock will be treated as a distribution in redemption of such shares, subject to the provisions and limitations of Section 302 of the Code.

         The foregoing is intended only as a summary of certain federal income tax consequences of the Reorganization under existing law and regulations, as presently interpreted by judicial decisions and administrative rulings, all of which are subject to change without notice, and any such change might be retroactively applied to the Reorganization. Among other things, the summary does not address state income tax consequences, local taxes, or the federal or state income tax considerations that may affect the treatment of a shareholder who acquired his Company Common Stock pursuant to an employee stock option or other special circumstances. Accordingly, it is recommended that Company shareholders consult their own tax advisors for specific advice concerning their own tax situations, potential changes in the applicable tax law and all federal, state and local tax matters in connection with the Reorganization.

         A form of the Duane Opinion to be rendered at closing as to the material federal income tax consequences relating to the Reorganization is attached and set forth in Appendix A of the Proxy Statement/Prospectus.

Rights of Dissenting Shareholders

         A holder of shares of Company Common Stock is entitled to exercise the rights of a dissenting shareholder under the Colorado Business Corporation Act, ss.ss. 7-113-101 et seq., to object to the Plan of Reorganization and make written demand that the Company pay in cash the fair value of the shares of Company Common Stock held as determined in accordance with such statutory provisions. The following summary does not purport to be a complete statement of the provisions of Colorado law and is qualified in its entirety by reference to such statutory provisions, which are set forth in full as Appendix B to this Proxy Statement/Prospectus.

         Colorado law requires that holders of Company Common Stock follow certain prescribed procedures in the exercise of their statutory right to dissent in connection with the Reorganization. The failure by a shareholder to follow such procedures on a timely basis and in the precise manner required by Colorado law may result in a loss of that shareholder's dissenters' rights.

         Overview. Holders of Company Common Stock have the right under the Colorado Business Corporation Act to dissent from the Reorganization and obtain payment of the fair value of their shares. Fair value means the value of the shares immediately before the Effective Date, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent exclusion would be inequitable. If Val Cor and a shareholder who has exercised his or her right to dissent (a "Dissenting Shareholder") are not able to agree on a fair value, Val Cor must petition a court in Alamosa County, Colorado for a determination of fair value.

         Procedure for Dissenting. A shareholder wishing to dissent from the Reorganization must deliver to the Company, before the Special Meeting, written notice of his or her intent to demand payment for his or her shares if the Reorganization is consummated. The written notice should be sent to the Company at 720 Main Street, Alamosa, Colorado 81101 long enough before the Special Meeting so that the Company receives it before the Special Meeting. A shareholder wishing to dissent must also not vote in favor of the Reorganization. If a shareholder's written notice of intent to demand payment is not received by the Company before the Special Meeting, or if the shareholder votes in favor of the Reorganization, such shareholder will not have the right to dissent and will be required to participate in the Reorganization.

         Within 10 days after the Effective Date, Val Cor will deliver to each Dissenting Shareholder a written notice instructing the Dissenting Shareholder to demand payment and send his or her Company Common Stock certificates to Val Cor. The notice will include a form for demanding payment and will show the deadline for submitting the payment demand form and the Company Common Stock certificates. The form will also show the date that the Reorganization was first announced to the news media or the shareholders, and the Dissenting Shareholder will be required to state whether or not he or she acquired his or her shares before that date.

         The Dissenting Shareholder must then properly complete and sign the payment demand form, and submit it to Val Cor along with his or her Company Common Stock certificates by the deadline shown in the notice from Val Cor. If the payment demand form and the Company Common Stock certificates are not submitted by the deadline, the shareholder will no longer be a Dissenting Shareholder and will not be entitled to receive payment of the fair value of his or her shares under the dissenters' rights provisions of Colorado law. Such a shareholder will be required to participate in the Reorganization. The payment demand form and Company Common Stock certificates should be sent to Val Cor at 350 W. Montezuma, Cortez, Colorado 81321.

         Payment for Shares. Within 30 days after receiving a Dissenting Shareholder's payment demand form and Company Common Stock certificates, Val Cor will pay such Dissenting Shareholder Val Cor's estimate of the fair value of the Company Common Stock for which certificates were submitted, plus accrued interest. Accompanying the payment will be financial information for the Company as of December 31, 1996 and for the year then ended, as well as the latest available interim financial information. Also accompanying the payment will be a statement of Val Cor's estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the Dissenting Shareholder's rights if such shareholder is dissatisfied with Val Cor's payment, and a copy of the relevant Colorado statute.

         If a Dissenting Shareholder estimates the fair value of his or her shares and the amount of accrued interest to be higher than the amount paid by Val Cor, the Dissenting Shareholder may send a notice to Val Cor demanding payment of the difference between the Dissenting Shareholder's estimate and the amount paid by Val Cor. The Dissenting Shareholder may reject the offer and demand payment of the Dissenting Shareholder's estimate of the fair value of his or her shares and accrued interest. If a Dissenting Shareholder does not send a notice demanding payment within 30 days after Val Cor has made its payment or offer, the Dissenting Shareholder will not have the right to receive any amount in excess of the fair value plus interest already paid or offered by Val Cor.

         Court Proceeding to Determine Fair Value. If a demand for payment remains unsettled for 60 days following Val Cor's receipt of the demand, Val Cor may petition a court in Alamosa County to determine the fair value of the shares and accrued interest. Court costs will be paid by Val Cor unless the court finds that one or more Dissenting Shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment, in which case some or all court costs may be allocated to such Dissenting Shareholder or Shareholders. Attorneys' and experts' fees may be assessed against Val Cor if the court finds that Val Cor did not comply with the applicable statute or acted arbitrarily, vexatiously or not in good faith, or such fees may be assessed against one or more Dissenting Shareholders if the same acted arbitrarily, vexatiously or not in good faith.

         Holders of Company Common Stock considering seeking appraisal by exercising their dissenters' rights should be aware that the fair value of their Company Common Stock determined pursuant to Colorado law could be more than, the same as, or less than their pro rata share of the Merger Consideration that they are entitled to receive pursuant to the Plan of Reorganization if they do not seek appraisal of their Company Common Stock.

         THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY HOLDERS OF COMPANY COMMON STOCK DESIRING TO EXERCISE APPRAISAL RIGHTS AND, IN VIEW OF THE FACT THAT EXERCISE OF SUCH RIGHTS REQUIRES STRICT ADHERENCE TO THE RELEVANT PROVISIONS OF THE COLORADO BUSINESS CORPORATION ACT, EACH SHAREHOLDER WHO MAY DESIRE TO EXERCISE APPRAISAL RIGHTS IS ADVISED INDIVIDUALLY TO CONSULT THE LAW (AS SET FORTH IN APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS) AND COMPLY WITH THE PROVISIONS THEREOF.

         HOLDERS OF COMPANY COMMON STOCK WISHING TO EXERCISE DISSENTERS' RIGHTS ARE ADVISED TO CONSULT THEIR OWN COUNSEL TO ENSURE THAT THEY FULLY AND PROPERLY COMPLY WITH THE REQUIREMENTS OF COLORADO LAW.

Interests of Certain Persons in the Transaction

         The Plan of Reorganization provides that after the Reorganization becomes effective, David E. Broyles, currently president and chief executive officer of the Bank, will become an executive officer of the Bank. Mr. Broyles will enter into an Employment Agreement with the Bank effective as of the Effective Date. The Board of Directors of the Company was aware of these interests when it considered and approved the Plan of Reorganization. The terms of the agreement will continue until the third anniversary of the commencement of the agreement. The agreement provides that Mr. Broyles will receive an initial annual salary not less than the aggregate salary paid to Mr. Broyles by the Bank as of December 31, 1996. Mr. Broyles will be considered annually for a discretionary bonus based upon his performance, and will be entitled to other benefits normally afforded executive employees, including employee benefit and stock option plans participation, retirement and life insurance policies, and consideration for periodic raises or bonuses, based upon performance and responsibility.

         The employment agreement provides for severance benefits for Mr. Broyles upon the termination of his employment agreement for reasons other than his death or disability or "for cause" (as defined in his employment agreement). In the event of termination for reasons other than set forth in the preceding sentence, Mr. Broyles will receive salary (as defined in the employment agreement) payable at the rate established in his employment agreement for the year in which termination occurs, until the third anniversary of the commencement of the agreement. Mr. Broyles will also receive such rights as he will have accrued as of the termination date of his employment under the terms of any plans or arrangements in which he participates, reimbursement for expenses accrued as of such termination date, and the cash equivalent of paid annual leave and sick leave accrued as of such termination date.

         Under his employment agreement, Mr. Broyles has agreed that he will not during the term of five years commencing with his employment by the Bank pursuant to the employment agreement (i) engage in the banking business other than on behalf of the Bank or its affiliates within a prescribed market area;
(ii) directly or indirectly own, manage, operate, control, be employed by, or provide management or consulting services in any capacity to any firm, corporation, or other entity (other than the Bank or its affiliates) engaged in the banking business in such market area, or (iii) directly or indirectly solicit or otherwise intentionally cause any employee, officer, or member of the respective Boards of Directors of Zions or the Bank or any of their affiliates to engage in any action prohibited under (i) or (ii) above. The employment agreement has described the prescribed market area as Alamosa County, Colorado.

         The Plan of Reorganization further provides that after the Reorganization becomes effective, Mr. Outcalt, currently chairman of the board of the Bank, and Mr. Wuckert, currently vice chairman of the board of the Bank, will both become advisors to the Bank. Messrs. Outcalt and Wuckert will each enter into an advisory agreement with the Bank effective as of the Effective Date. The Company Board of Directors was aware of these interests when it considered and approved the Plan of Reorganization. The terms of each agreement will continue until the third anniversary of the commencement of each respective agreement. The advisory agreements provide that Messrs. Outcalt and Wuckert will each receive an annual salary in the amount of $45,000. Messrs. Outcalt and Wuckert will each be entitled to use an office to be equipped with a telephone at the Bank's offices in Alamosa, Colorado, to be available to them at any time during business hours and to receive normal and reasonable secretarial assistance. Messrs. Outcalt and Wuckert will also be entitled to health, vision and dental insurance coverage and the premiums of such insurance shall be paid by the Bank.

         The advisory agreements provide for severance benefits for Messrs. Outcalt and Wuckert upon the termination of their advisory agreements for reasons other than death or disability or "for cause" (as defined in the advisory agreements). In the event of termination for reasons other than set forth in the preceding sentence, each of Messrs. Outcalt and Wuckert will receive compensation (as defined in the advisory agreements) due him under his agreement for the full term of the agreement.

         Under the advisory agreements, Messrs. Outcalt and Wuckert have agreed that they will not during the term of three years commencing with their employment by the Bank (i) engage in the banking business other than on behalf of the Bank or its affiliates within a prescribed market area; (ii) directly or indirectly own, manage, operate, control, be employed by, or provide management or consulting services in any capacity to any firm, corporation, or other entity (other than the Bank or its affiliates) engaged in the banking business in such market area, or (iii) directly or indirectly solicit or otherwise intentionally cause any employee, officer, or member of the respective Boards of Directors of Zions or the Bank or any of their affiliates to engage in any action prohibited under (i) or (ii) above. The advisory agreements have described the prescribed market area as Alamosa County, Colorado.

Inconsistent Activities

         The Company has agreed in the Plan of Reorganization that unless and until the Reorganization has been consummated or the Plan of Reorganization has been terminated in accordance with its terms, neither the Company nor the Bank will
(i) solicit or encourage any inquiries or proposals by any third person to acquire more than 1% of the Company Common Stock or any capital stock of the Bank or any significant portion of the Company's or the Bank's assets (whether by tender offer, merger, purchase of assets or otherwise), (ii) afford any third party which may be considering any such transaction access to its properties, books or records except as required by law, (iii) enter into any discussions, negotiations, agreement or understanding with respect to any such transaction or
(iv) authorize or permit any of its directors, officers, employees or agents to do any of the foregoing. If the Company or the Bank becomes aware of any offer or proposed offer to acquire any of its shares or any significant portion of its assets or of any other matter which could adversely affect the Plan of Reorganization, the Holding Company Merger, or the Bank Merger, the Company and the Bank are required to give immediate notice thereof to Zions and to keep Zions informed of the matter.

Conduct of Business Pending the Reorganization

         The Plan of Reorganization contains covenants, representations and warranties by the Company and the Bank as to matters which are typical in transactions similar to the Reorganization.

         Prior to the Effective Date, the Company and the Bank have each agreed that neither will without Zions' prior written consent: (i) declare or pay cash dividends or property dividends with the exception of customary periodic cash dividends paid by the Company or the Bank in a manner consistent with past practice;(ii) declare or distribute any stock dividend, authorize any stock split, authorize, issue or make any distribution of its capital stock or other securities except for the issuance of Company Common Stock already subscribed for or upon exercise of existing stock options, or grant any options to acquire such securities; (iii) except as contemplated by the Plan of Reorganization, merge into, consolidate with or sell its assets to any other person, or enter into any other transaction or agree to effect any other transaction not in the ordinary course of its business or engage in any discussions concerning such a possible transaction; (iv) convert the charter or form of entity of the Bank to any other charter or form of entity; (v) make any direct or indirect redemption, purchase or other acquisition of any of its capital stock; (vi) incur any liability or obligation, make any commitment or disbursement, acquire or dispose of any property or asset, make any agreement or engage in any transaction, except in the ordinary course of its business; (vii) subject any of its properties or assets to any lien, claim, charge, option or encumbrance, except in the ordinary course of its business; (viii) institute or agree to any increase in the compensation of any employee, except for ordinary increases in accordance with past practices not to exceed (when aggregated with all other such increases) 4.5% per annum of the aggregate payroll as of April 1, 1997;
(ix) create or modify any pension or profit-sharing plan, bonus, deferred compensation, death benefit or retirement plan, or the level of benefits under any such plan, or increase or decrease any severance or termination pay benefit or any other fringe benefit; (x) except to directly facilitate the Reorganization, enter into any employment or personal services contract with any person; (xi) purchase any loans or loan-participation interests from, or participate in any loan originated by any person other than the Company or the Bank.

         The Company and the Bank have also agreed to carry on their businesses and manage their assets and property diligently in the same manner as they have previously done and to use their best efforts to preserve their business organization. Pending completion of Reorganization or termination of the Plan of Reorganization, the Company and the Bank have agreed to provide Zions with certain information and reports and access to other information.

Conditions to the Reorganization

         The obligations of the Company, the Bank, Zions, Val Cor and Valley to consummate the Reorganization are subject to, among other things, the satisfaction of the following conditions: (i) the parties shall have received all orders, consents and approvals from all requisite governmental authorities for the completion of the Reorganization; (ii) certain litigation, as specified in the Plan of Reorganization, shall not have been instituted or threatened;
(iii) Zions shall have determined to its satisfaction that the Reorganization contemplated by the Plan of Reorganization will be treated for accounting purposes as a "pooling of interests" in accordance with APB Opinion No. 16; (iv) the registration statement to be filed by Zions pursuant to the Securities Act in connection with the registration of the shares of Zions Common Stock to be used as consideration in connection with the Reorganization shall have become effective under the Securities Act, and Zions shall have received all required state securities law permits and other required authorizations or confirmations of the availability of exemption from registration requirements necessary to issue Zions Common Stock in the Reorganization, and neither the registration statement nor any such required permit, authorization or confirmation shall be subject to a stop-order or threatened stop-order by the SEC or any state securities authority; (v) the Company and Zions shall have determined that the Reorganization shall qualify as a tax free reorganization under the Code and the regulations and rulings promulgated thereunder; and (vi) there shall be no adverse legislation or government regulation which would make the transaction contemplated impossible.

         The obligations of Zions, Val Cor and Valley to consummate the Reorganization are subject to satisfaction or waiver of certain additional conditions, including: (i) the shareholders of the Company and the Bank shall have authorized the Holding Company Merger and Bank Merger, respectively; (ii) all representations and warranties made by the Company, the Bank, and Messrs. Outcalt and Wuckert in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and the Company, the Bank, and Messrs. Outcalt and Wuckert shall have performed in all material respects all of their respective obligations under the Plan of Reorganization on or prior to the Effective Date; (iii) Kettelkamp, Young & Kettelkamp, P.C., special counsel to the Company, shall have rendered a legal opinion to Zions in form and substance as set forth in the Plan of Reorganization; (iv) Zions, Val Cor and Valley shall have received a favorable opinion from litigation counsel for the Company and the Bank substantially in form and substance as set forth in the Plan of Reorganization; (v) the Company shall have delivered to Zions all regulatory authorizations entitling the Bank to operate its branches; (vi) during the period from March 31, 1997 to the Effective Date, there shall have been no material adverse change in the financial position or results of operations of the Company or the Bank nor shall the Company or the Bank have sustained any material loss or damage to its properties which materially affects its ability to conduct its business; (vii) on and as of the Effective Date the consolidated net worth of the

Company as determined in accordance with generally accepted accounting principles shall not be less than the sum of (a) $7,478,526, and (b) the aggregate contributions to capital caused by the payments accompanying the exercise of any stock options on or after March 31, 1997; (viii) on and as of the Effective Date, the aggregate reserve for loan losses of the Bank as determined in accordance with generally accepted accounting principles shall not be less than $849,545; (ix) the CRA rating of the Bank shall be no lower than "satisfactory"; (x) Mr. Broyles shall have entered into an employment agreement with the Bank in the form set forth in the Plan of Reorganization; and (xi) Messrs. Outcalt and Wuckert shall have each entered into an advisory agreement with the Bank in the form set forth in the Plan of Reorganization.

         The obligations of the Company and the Bank to consummate the Reorganization are subject to the satisfaction or waiver of certain additional conditions, including: (i) the shareholders of Valley shall have authorized the Bank Merger; (ii) all representations and warranties made by Zions, Val Cor and Valley in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and Zions, Val Cor and Valley shall have performed all of their respective obligations under the Plan of Reorganization on or prior to the Effective Date; (iii) receipt of a legal opinion of Duane, Morris & Heckscher LLP, special counsel to Zions, in form and substance as set forth in the Plan of Reorganization; (iv) during the period from March 31, 1997 to the Effective Date, there shall be no material adverse change in the financial position or results of operations of Zions nor shall Zions have sustained any material loss or damage to its properties which materially affects its ability to conduct its business; and (v) Zions Common Stock shall be quoted on NASDAQ or shall be listed on a national securities exchange.

Representations and Warranties

         The representations and warranties of Zions, Val Cor, Valley, the Company, the Bank, and Messrs. Outcalt and Wuckert contained in the Plan of Reorganization relate, among other things, to the organization and good standing of the parties; the capitalization of the parties; the authorization by the parties of the Plan of Reorganization and the absence of conflict with laws or other agreements; the accuracy and completeness of the financial statements and other information furnished to the other party; the absence of material adverse changes since March 31, 1997 with respect to Zions, the Company and the Bank; the absence of undisclosed liabilities; and compliance with laws. The Company has additionally warranted that there has been since March 31, 1997 no material deterioration in the quality of its consolidated loan portfolio and no material increase in the consolidated level of its nonperforming assets or non-accrual loans or in the level of its consolidated provision for credit losses or its consolidated reserve for possible credit losses. The Company has also warranted that its consolidated reserve for possible credit losses is adequate to absorb reasonably anticipated losses in the consolidated loan and lease portfolios of the Company in view of the size and character of such portfolios, current economic conditions, and other factors.

         Zions and the Company have additionally warranted that there are no facts known to them respectively which reasonably might materially adversely affect their respective business, assets, liabilities, financial condition, results of operations or prospects which have not been disclosed in their respective financial statements or a certificate delivered to the other party.

Amendment and Waiver

         Notwithstanding prior approval by the shareholders of the Company or Valley, the Plan of Reorganization may be amended in any respect by written agreement between the parties, except that after such shareholder approval no amendment may prejudice the economic interests of the shareholders of the Company or Valley unless shareholder approval of the amendment is procured. Zions or the Company may also, at any time prior to the Effective Date, waive any condition or term of the Plan of Reorganization provided that any such waiver must be in writing signed by the party entitled to the benefit thereof and will be permitted only if it will not have a materially adverse effect on the benefits intended under the Plan of Reorganization to the shareholders of its or his corporation.

Authorized Termination and Damages for Breach

         The Plan of Reorganization may be terminated and abandoned at any time prior to the Effective Date, notwithstanding approval of the shareholders of the Company and Valley, as follows: (i) by mutual consent of the parties to the Plan of Reorganization; (ii) unilaterally, by Zions if any of the representations and warranties by the Company, the Bank, or Messrs. Outcalt or Wuckert was materially incorrect when made or in the event of a material breach or material failure by the other party of any covenant or agreement which has not been, or cannot be, cured within thirty days after written notice has been given; (iii) unilaterally, by the Company if any of the representations and warranties of Zions, Val Cor or Valley was materially incorrect when made or in the event of a material breach or material failure by the other party to the Plan of Reorganization of any covenant or agreement contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice has been given; (iv) by either the Company or Zions if the Reorganization has become inadvisable or impracticable by reason of federal or state litigation to restrain or invalidate the transactions contemplated by the Plan of Reorganization; or (v) by any party on or after March 13, 1998, if the Effective Date has not occurred on or before that date.

         If either party terminates the Plan of Reorganization because any of the representations and warranties of a party was materially incorrect when made, or because of a material breach or material failure by a party of a covenant or agreement made under the Plan of Reorganization, then such party whose representations and warranties were materially incorrect or who materially breached or failed to perform its covenant or agreement shall be liable to the other party or parties to the Plan of Reorganization not affiliated with it in the amount of $250,000.

Restrictions on Resales by Company Affiliates

         The shares of Zions Common Stock issuable in the Reorganization have been registered under the Securities Act, and such shares will generally be freely tradable by Company shareholders who receive Zions shares as a result of the Reorganization. However, the registration does not cover resales by Company shareholders who may be deemed to control, controlled by, or be under common control with the Company or Zions and who therefore may be deemed "affiliates" of the Company or Zions as that term is defined in Rule 144 under the Securities Act. Such affiliates are not permitted to sell their shares of Zions Common Stock acquired in the Reorganization except pursuant to (i) an effective registration statement under the Securities Act covering the shares to be sold;
(ii) the conditions contemplated by Rules 144 and 145 under the Securities Act; or (iii) another applicable exemption from the registration requirements of the Securities Act. The management of the Company will notify those persons who it believes may be such affiliates.

Expenses

         Each party to the Plan of Reorganization will pay its own expenses, including those of its own counsel, accountants, and tax advisors, incurred in connection with the Plan of Reorganization. The Company will pay the cost of printing and delivering this Proxy Statement/Prospectus and other material to the Company shareholders. Valley will pay the cost of printing and delivering this Proxy Statement/Prospectus and other material to the Valley shareholders. Zions will pay the costs attributable to registering its stock issuable pursuant to this Proxy Statement/Prospectus under federal and state securities laws. The cost of the Duane Opinion has been apportioned between Zions and the shareholders of the Company by a reduction of the number of shares to be issued in the Reorganization in the amount of 299 shares of Zions Common Stock which, based on the valuation of $33.50 per share of Zions Common Stock used by the parties to the Plan of Reorganization for other purposes, have a value of approximately $10,000 or one-half of the cost of the Duane Opinion. All of the information in this Proxy Statement/Prospectus is set forth net of this reduction.

Government Approvals

         Applications for approval (or requests for waiver of application requirements) of the Reorganization must be made to, and approvals and consents must be obtained from, appropriate federal, Utah, and Colorado regulators, including the Board of Governors, the Comptroller, the Commissioner, and the Board. Submissions have been made to each of these regulatory authorities. Federal law prohibits consummation of the Reorganization until thirty days after the approvals of the federal regulators have been obtained, except that this period may be shortened with the concurrence of the Attorney General of the United States. All regulatory approvals have been obtained.

Effective Date of the Reorganization

         It is presently anticipated that if the Plan of Reorganization is approved by the shareholders of the Company, the Reorganization will become effective in the first quarter of 1998. However, as noted above, consummation of the Reorganization is subject to the satisfaction of a number of conditions, some of which cannot be waived. There can be no assurance that all conditions to the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective in the first quarter of 1998. In addition, as also noted above, Zions and the Company retain the power to abandon the Reorganization or to extend the time for performance of conditions or obligations necessary to its consummation, notwithstanding prior shareholder approval.

Accounting Treatment

         The Reorganization will be treated for accounting purposes as a "pooling of interests" in accordance with ABP Opinion No. 16. A condition to consummation of the Plan of Reorganization is that Zions shall have received a letter to the above effect from KPMG Peat Marwick, LLP, certified public accountants. This method of accounting views the Reorganization as a uniting of the separate ownership interests through an exchange of shares. As such, the pro forma financial information represents the combined historical financial data of Zions and the Company, subject only to certain adjustments described in the notes to the data presented.

Relationship Between Zions and the Company

         Neither Zions nor the Company is aware of any material relationship between Zions, its directors or officers or their affiliates, and the Company, its directors or executive officers or their affiliates, except as contemplated by the Plan of Reorganization or as described herein.

Unaudited Pro Forma Combined Financial Information

         The following unaudited pro forma combined financial information reflects the application of the pooling of interests method of accounting. The following tables, which show comparative historical per Common Share data for Zions and the Company (separately and pro-forma combined) and equivalent pro-forma per share data for the Company, should be read in conjunction with the financial information included herein or incorporated herein by reference to other documents. The pro-forma data in the table, presented as of and for the year ended December 31, 1996, and as of and for the nine months ended September 30, 1997, are presented for comparative and illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Reorganization been consummated during the periods or as of the dates for which the information in the table is presented.

                                 Historical                    Pro Forma
                            --------------------      ------------------------
                                                      Zions and
                                                      Sky Valley   Sky Valley
                                                      Pro-Forma    Equivalent
Per Common Share            Zions     Sky Valley      Combined(4)  Pro-Forma(5)
----------------            -----     ----------      -----------  ------------

NET INCOME(1)
 For the years ended
 December 31, 1996          $ 1.71     $  666.14        $ 1.72      $  447.85
 December 31, 1995            1.38        482.72          1.39         361.93
 December 31, 1994            1.09        414.58          1.10         286.42

 For the nine months
 ended September 30, 1997     1.41        548.10          1.41         367.14

                                 Historical                    Pro Forma
                            --------------------      ------------------------
                                                      Zions and
                                                      Sky Valley   Sky Valley
                                                      Pro-Forma    Equivalent
Per Common Share            Zions     Sky Valley      Combined(4)  Pro-Forma(5)
----------------            -----     ----------      -----------  ------------

CASH DIVIDENDS(2)
 For the years ended
 December 31, 1996          $  .43     $  150.00        $  .43      $  111.96
 December 31, 1995             .35        140.00           .35          91.13
 December 31, 1994             .29        132.50           .29          75.51

 For the nine months
 ended September 30, 1997      .35        120.00           .35          91.13

BOOK VALUE:(3)
 As of December 31, 1996    $ 8.61     $3,256.04        $ 8.65      $2,252.29
 As of December 31, 1995      7.36      2,861.10          7.39       1,924.21
 As of December 31, 1994      6.28      2,396.23          6.31       1,643.00
 As of September 30, 1997     9.78      3,673.70          9.82       2,556.93

---------------
(1) Net Income per share is based on weighted average common and common equivalent shares outstanding.
(2)  Pro forma cash dividends represent historical cash dividends of Zions.
(3) Book value per common share is based on total period-end of shareholders' equity.
(4) Pro forma combined net income per share represents historical net income of Zions and the Company computed using historical weighted average common and common equivalent shares of Zions adjusted by computed common and common equivalent shares to be issued in the transaction. Pro forma combined book value per share represents historical total shareholders' equity of Zions computed using Zions' historical common shares outstanding adjusted by computed common shares to be issued in the transaction.
(5) Pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by the exchange ratio of 260.38 shares of Zions Common Stock for each share of Company Common Stock.

                           SUPERVISION AND REGULATION

         The information contained in this section summarizes portions of the applicable laws and regulations relating to the supervision and regulation of Zions and its subsidiaries. These summaries do not purport to be complete, and they are qualified in their entirety by reference to the particular statutes and regulations described.

Zions

         Zions is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Board of Governors. Under the current terms of that Act, Zions' activities, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Board of Governors determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Board of Governors is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

         Bank holding companies, such as Zions, are required to obtain prior approval of the Board of Governors to engage in any new activity or to acquire more than 5% of any class of voting stock of any company. Pursuant to the Riegle-Neal Interstate Branching and Efficiency Act of 1994, as amended ("Riegle-Neal Act"), subject to approval by the Board of Governors, bank holding companies are authorized to acquire either control of, or substantial assets of, a bank located outside the bank holding company's home state. These acquisitions are subject to limitations, the most significant of which include adequate capitalization and management of the acquiring bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, existence of state laws that condition acquisitions on institutions making assets available to a "state-sponsored housing entity," and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose more stringent deposit concentration limits, so long as those limits apply to all bank holding companies equally. The Riegle-Neal Act reaffirms the right of states to segregate and tax separately incorporated subsidiaries of a bank or bank holding company. The Riegle-Neal Act also affects interstate branching and mergers. See "Interstate Banking" below.

         The Board of Governors is authorized to adopt regulations affecting various aspects of bank holding companies. Pursuant to the general supervisory authority of the Bank Holding Company Act and directives set forth in the International Lending Supervision Act of 1983, the Board of Governors has adopted capital adequacy guidelines prescribing both risk-based capital and leverage ratios.

Regulatory Capital Requirements

         Risk-Based Capital Guidelines. The Board of Governors has established risk-based capital guidelines for bank holding companies. The guidelines define Tier 1 Capital and Total Capital. Tier 1 Capital consists of common and qualifying preferred shareholders' equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill and 50% (and in some cases up to 100%) of investment in unconsolidated subsidiaries. Total Capital consists of Tier 1 Capital plus qualifying mandatory convertible debt, perpetual debt, certain hybrid capital instruments, certain preferred stock not qualifying as Tier 1 Capital, subordinated and other qualifying term debt up to specified limits, and a portion of the allowance for credit losses, less investments in unconsolidated subsidiaries and in other designated subsidiaries or other associated companies at the discretion of the Board of Governors, certain intangible assets, a portion of limited-life capital instruments approaching maturity and reciprocal holdings of banking organizations' capital instruments. The Tier 1 component must constitute at least 50% of qualifying Total Capital.

         Risk-based capital ratios are calculated with reference to risk-weighted assets, which include both on-balance sheet and off-balance sheet exposures. The risk-based capital framework contains four risk weight categories for bank holding company assets -- 0%, 20%, 50% and 100%. Zero percent risk-weighted assets include, generally, cash and balances due from federal reserve banks and obligations unconditionally guaranteed by the U.S. government or its agencies.

Twenty percent risk-weighted assets include, generally, claims on U.S. banks and obligations guaranteed by U.S. government sponsored agencies as well as general obligations of states or other political subdivisions of the United States. Fifty percent risk-weighted assets include, generally, loans fully secured by first liens on one-to-four family residential properties, subject to certain conditions. All assets not included in the foregoing categories are assigned to the 100% risk-weighted category, including loans to commercial and other borrowers. As of year-end 1992, the minimum required ratio for qualifying Total Capital became 8%, of which at least 4% must consist of Tier 1 Capital. At December 31, 1996, Zions' Tier 1 and Total Capital ratios were 14.38% and 18.31%, respectively.

         The current risk-based capital ratio analysis establishes minimum supervisory guidelines and standards. It does not evaluate all factors affecting an organization's financial condition. Factors which are not evaluated include
(i) overall interest rate exposure; (ii) quality and level of earnings; (iii) investment or loan portfolio concentrations; (iv) quality of loans and investments; (v) the effectiveness of loan and investment policies; (vi) certain risks arising from nontraditional activities; and (vii) management's overall ability to monitor and control other financial and operating risks, including the risks presented by concentrations of credit and nontraditional activities. The capital adequacy assessment of federal bank regulators will, however, continue to include analyses of the foregoing considerations and in particular, the level and severity of problem and classified assets. Market risk of a banking organization -- risk of loss stemming from movements in market prices -- is not evaluated under the current risk-based capital ratio analysis (and is therefore analyzed by the bank regulators through a general assessment of an organization's capital adequacy) unless trading activities constitute 10 percent or $1 billion or more of the assets of such organization. Such an organization (unless exempted by the banking regulators) and certain other banking organizations designated by the banking regulators must, beginning on or before January 1, 1998, include in its risk-based capital ratio analysis charges for, and hold capital against, general market risk of all positions held in its trading account and of foreign exchange and commodity positions wherever located, as well as against specific risk of debt and equity positions located in its trading account. Currently, Zions does not calculate a risk-based capital charge for its market risk.

          The following table presents Zions' regulatory capital position at September 30, 1997 under the risk-based capital guidelines.

                               Risk-Based Capital
                             (Dollars in thousands)

                                                          Percent
                                                          of Risk-
                                                          Adjusted
                                              Amount       Assets
                                              ------       ------

Tier 1 Capital.............................  $ 596,625      12.45%
Minimum Requirement........................    191,706       4.00
                                             ---------    -------
  Excess...................................  $ 404,919       8.45%
                                             =========    =======

Total Capital..............................  $ 725,036      15.13%
Minimum Requirement........................    383,412       8.00
                                             ---------    -------
  Excess...................................  $ 341,624       7.13%
                                             =========    =======

Risk-Adjusted Assets,
  net of goodwill, excess deferred
  tax assets and excess allowance.......... $4,792,652     100.00%
                                            ==========    =======


Minimum Leverage Ratio. The Board of Governors has adopted capital standards and leverage capital guidelines that include a minimum leverage ratio of 3% Tier 1 Capital to total assets (the "leverage ratio"). The leverage ratio is used in tandem with a risk-based ratio of 8% that took effect at the end of 1992. At September 30, 1997, Zions' leverage ratio was 6.96%.

         The Board of Governors has emphasized that the leverage ratio constitutes a minimum requirement for well-run banking organizations having well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings, and a composite rating of 1 under the Interagency Bank Rating System. Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not exhibit the characteristics of a strong, well-run banking organization described above, will be required to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Board of Governors has indicated that it will consider a "tangible Tier I Capital Leverage Ratio" (deducting all intangibles) and other indices of capital strength in evaluating proposals for expansion or new activities.

         The following table presents Zions' leverage ratio at September 30, 1997. A leverage ratio of 3% will be the minimum required for the most highly rated banking organizations, and according to the Board of Governors, other banking organizations would be expected to maintain capital at higher levels.

                                                      (Dollars in thousands)
                                                      ------------------------
                                                                     Percent
                                                                   of Average
                                                                   Assets, Net
                                                      Amount       of Goodwill
                                                      ------       -----------

Tier 1 Capital.............................         $  596,625           6.96%
Minimum Requirement........................            257,122           3.00
                                                    ----------       --------

Excess.....................................         $  339,503           3.96%
                                                    ==========       =========

Average Assets, net of goodwill and
  deferred tax assets......................         $8,570,738         100.00%
                                                    ==========       =========


         Other Issues and Developments Relating to Regulatory Capital. Pursuant to such authority and directives set forth in the International Lending Supervision Act of 1983, the Comptroller, the FDIC and the Board of Governors have issued regulations establishing the capital requirements for banks under federal law. The regulations, which apply to Zions' banking subsidiaries, establish minimum risk-based and leverage ratios which are substantially similar to those applicable to Zions.

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking regulators to take "prompt corrective action" in respect of banks that do not meet minimum capital requirements and imposes certain restrictions upon banks which meet minimum capital requirements but are not "well capitalized" for purposes of FDICIA. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Implementing regulations adopted by the federal banking agencies define the capital categories for banks which will determine the necessity for prompt corrective action by the federal banking agencies. A bank may be placed in a capitalization category that is lower than is indicated by its capital position if it receives an unsatisfactory examination rating with respect to certain matters except that it may not be categorized as critically undercapitalized unless actually indicated by its capital position.

         Failure to meet capital guidelines could subject a bank to a variety of restrictions and enforcement remedies. All insured banks are generally prohibited from making any capital distributions and from paying management fees to persons having control of the bank where such payments would cause the bank to be undercapitalized. Holding companies of critically undercapitalized, significantly undercapitalized and certain undercapitalized banks are required to obtain the approval of the Board of Governors before paying capital distributions to their shareholders. Moreover, a bank that is not well capitalized is generally subject to various restrictions on "pass through" insurance coverage for certain of its accounts and is generally prohibited from accepting brokered deposits and offering interest rates on any deposits significantly higher than the prevailing rate in its normal market area or nationally (depending upon where the deposits are solicited). Such banks and their holding companies are also required to obtain regulatory approval prior to their retention of senior executive officers.

         Banks which are classified undercapitalized, significantly undercapitalized or critically undercapitalized are required to submit capital restoration plans satisfactory to their federal banking regulator and guaranteed within stated limits by companies having control of such banks (i.e., to the extent of the lesser of five percent of the institution's total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with its capital restoration plan, until the institution is adequately capitalized on average during each of four consecutive calendar quarters), and are subject to regulatory monitoring and various restrictions on their operations and activities, including those upon asset growth, acquisitions, branching and entry into new lines of business and may be required to divest themselves of or liquidate subsidiaries under certain circumstances. Holding companies of such institutions may be required to divest themselves of such institutions or divest themselves of or liquidate nondepository affiliates under certain circumstances. Critically undercapitalized institutions are also prohibited from making payments of principal and interest on debt subordinated to the claims of general creditors as well as to the mandatory appointment of a conservator or receiver within 90 days of becoming critically undercapitalized unless periodic determinations are made by the appropriate federal banking agency, with the concurrence of the FDIC, that forbearance from such action would better protect the affected deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal banking agency with the concurrence of the FDIC, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

Other Regulatory and Supervisory Issues

         Pursuant to FDICIA, the federal banking agencies have adopted regulations or guidelines prescribing standards for safety and soundness of insured banks and in some instances their holding companies, including standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings, as well as other operational and managerial standards deemed appropriate by the agencies. Upon a determination by a federal banking agency that an insured bank has failed to satisfy any such standard, the bank will be required to file an acceptable plan to correct the deficiency. If the bank fails to submit or implement an acceptable plan, the federal banking agency may, and in some instances must, issue an order requiring the institution to correct the deficiency, restrict its asset growth or increase its ratio of tangible equity to assets, or imposing other operating restrictions.

         FDICIA also contains provisions which, among other things, restrict investments and activities as principal by state nonmember banks to those eligible for national banks, impose limitations on deposit account balance determinations for the purpose of the calculation of interest, and require the federal banking regulators to prescribe, implement or modify standards for extensions of credit secured by liens on interests in real estate or made for the purpose of financing construction of a building or other improvements to real estate, loans to bank insiders, regulatory accounting and reports, internal control reports, independent audits, exposure on interbank liabilities, contractual arrangements under which institutions receive goods, products or services, deposit account-related disclosures and advertising as well as to impose restrictions on federal reserve discount window advances for certain institutions and to require that insured depository institutions generally be examined on-site by federal or state personnel at least once every 12 months.

         In connection with an institutional failure or FDIC rescue of a financial institution, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") grants to the FDIC the right, in many situations, to charge its actual or anticipated losses against commonly controlled depository institution affiliates of the failed or rescued institution (although not against a bank holding company itself).

         The nature of the banking and financial services industry, as well as banking regulation, may be further affected by various legislative and regulatory measures currently under consideration. The most important of such measures include legislation designed to permit increased affiliations between commercial and financial firms (including securities firms) and federally-insured banks, reduce regulatory burdens on financial institutions and eliminate or revise the features of the specialized savings association charter. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what the effect of their adoption will be on the Zions or its subsidiaries.

Deposit Insurance and Other Assessments

         Insured banks (including the bank subsidiaries of Zions) are required to make quarterly deposit insurance assessment payments to the Bank Insurance Fund (the "BIF"), and most savings associations to the Savings Association Insurance Fund (the "SAIF"), under a risk-based assessment system established by the FDIC. (In addition, certain banks must also pay deposit insurance assessments to the SAIF and certain savings associations, to the BIF alone or to both funds.) Under this system, each institution's insurance assessment rate is determined by the risk assessment classification into which it has been placed by the FDIC. The FDIC places each insured institution in one of nine risk assessment classifications based upon its level of capital and supervisory evaluations by its regulators: "well capitalized," "adequately capitalized" or "less than adequately capitalized" institutions, with each category of institution divided into subcategories of institutions which are either "healthy," of "supervisory concern" or of "substantial supervisory concern." Those institutions deemed weakest by the FDIC are subject to the highest assessment rates; those deemed strongest are subject to the lowest assessment rates. The FDIC establishes semi-annual assessment rates with the objective of enabling the affected insurance fund to achieve or maintain a statutorily-mandated target reserve ratio of 1.25% of insured deposits. In establishing assessment rates, the FDIC Board of Directors is required to consider (i) expected operating expenses, case resolution expenditures and income of the FDIC; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it.

         Until December 31, 1997, both BIF- and SAIF-assessable deposits will be subject to an assessment schedule providing for an assessment range of 0% to
 .27% (with intermediate rates of .03%, .10%, .17% and .24%, depending upon an institution's supervisory risk group). Both BIF and SAIF assessment rates are subject to semi-annual adjustment by the FDIC Board of Directors within a range of up to five basis points without public comment. The FDIC Board of Directors also possesses authority to impose special assessments from time to time.

         In addition to the payment of deposit insurance assessments, depository institutions are required to make quarterly assessment payments to the FDIC on both their BIF and SAIF assessable deposits which will be paid to the Financing Corporation to enable it to pay interest and certain other expenses on bonds which it issued pursuant to FIRREA to facilitate the resolution of failed savings associations. Pursuant to the Federal Home Loan Bank Act, the Financing Corporation, with the approval of the FDIC Board of Directors, establishes assessment rates based upon estimates of (i) expected operating expenses, case resolution expenditures and income of the Financing Corporation; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it. Additionally, the Financing Corporation is required to assess BIF-assessable deposits at a rate one-fifth the rate applicable to SAIF-assessable deposits until the first to occur of the merger of the BIF and SAIF funds or January 1, 2000. Assessment rates for the second semi-annual period of 1997 have been set at .63 basis points annually for BIF-assessable deposits and 3.15 basis points annually for SAIF-assessable deposits, subject to quarterly review and adjustment.

Interstate Banking

         Existing laws and various regulatory developments have allowed financial institutions to conduct significant activities on an interstate basis for a number of years. During recent years, a number of financial institutions have expanded their out-of-state activities and various states and the Congress have enacted legislation intended to allow certain interstate banking combinations.

         The Riegle-Neal Act dramatically affects interstate banking activities. As discussed previously, the Riegle-Neal Act allows the Board of Governors to approve the acquisition by a bank holding company of control or substantial assets of a bank located outside the bank holding company's home state. Since June 1, 1997, and earlier where permitted by applicable state law, an insured bank has been authorized to apply to the appropriate federal agency for permission to merge with an out-of-state bank and convert the branch offices of the out-of-state bank to those of its own or, alternatively, convert its branch offices to those of the out-of-state bank, unless its home state or the home state of the out-of-state bank had adopted qualifying legislation barring this form of interstate expansion by June 1, 1997.

         Interstate mergers authorized by the Riegle-Neal Act are subject to conditions and requirements, the most significant of which include adequate capitalization and management of the acquiring bank or bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose more stringent deposit concentration limits, so long as those limits apply to all bank holding companies equally. Additional requirements placed on mergers include conformity with state law branching requirements and compliance with "host state" merger filing requirements to the extent that those requirements do not discriminate against out-of-state banks or out-of-state bank holding companies.

         The Riegle-Neal Act also permits banks to establish and operate a "de novo branch" in any state that expressly permits all out-of-state banks to establish de novo branches in such state, if the law applies equally to all banks. (A "de novo branch" is a branch office of a national bank or state bank that is originally established as a branch and does not become a branch as a result of an acquisition, conversion, merger, or consolidation.) Utilization of this authority is conditioned upon satisfaction of most of the conditions applicable to interstate mergers under the Riegle-Neal Act, including adequate capitalization and management of the branching institution, satisfaction with certain filing and notice requirements imposed under state law and receipt of federal regulatory approvals.

         Pursuant to FIRREA, bank holding companies may acquire savings associations (including savings and loan associations and federal savings banks) without geographic restriction under the Bank Holding Company Act.

         Bank holding companies whose home state is Utah are authorized to acquire control of depository institutions and depository institution holding companies located in other states. Colorado law authorizes an out-of-state bank holding company, with the prior approval of the Board, to acquire a Colorado bank holding company whose operations are principally conducted within the state irrespective of the number of years the depository institution subsidiaries of the Colorado bank holding company have been in operation provided that at the time of acquisition, the out-of-state bank holding company will not control more than 25 percent of the aggregate deposits made in federally-insured banks, savings and loan associations, federal savings banks, industrial banks, bank holding companies, thrift holding companies and industrial bank holding companies located in the state.

                                 MONETARY POLICY

         The earnings of Zions and the Company are directly affected by the monetary and fiscal policies of the federal government and governmental agencies. The Board of Governors has broad powers to expand and constrict the supply of money and credit and to regulate the reserves which its member banks must maintain based on deposits. These broad powers are used to influence the growth of bank loans, investments and deposits, and may affect the interest rates which will prevail in the market for loans and investments and deposits. Governmental and Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. The future impact of such policies and practices on the growth or profitability of Zions and the Company cannot be predicted.

                   INFORMATION CONCERNING ZIONS BANCORPORATION

Selected Financial Data

         The following unaudited table of selected financial data should be read in conjunction with the related notes included herein and Zions' consolidated financial statements and the related notes thereto incorporated by reference herein. The per share information presented reflects Zions' May 9, 1997 stock split. See "Zions Documents Incorporated by Reference."

                              ZIONS BANCORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA

            (Dollars in thousands, except per share and ratio data)

                                           As of, and for the Nine                         As of, and for the
                                          Months Ended September 30,                      Year Ended December 31,
                                          --------------------------      ---------------------------------------------------------
                                               1997         1996          1996        1995        1994         1993        1992
                                               ----         ----          ----        ----        ----         ----        ----
                                                  (Unaudited)

EARNINGS SUMMARY
----------------
Taxable-equivalent net interest income    $   230,406   $   194,081    $  267,583  $  232,417 $   203,313   $  178,636  $  160,854
Net interest income                           225,404       189,207       260,473     227,094     198,606      174,657     157,282
Noninterest income                            100,309        81,596       110,891      88,014      73,202       79,880      62,849
Provision for loan losses                       2,905         2,200         3,540       2,800       2,181        2,993      10,929
Noninterest expense(1)                        193,861       155,578       214,332     190,030     174,900      167,750     139,069
Income taxes                                   44,826        38,530        52,142      40,950      30,900       27,248      22,924
Income before cumulative effect of
  changes in accounting principles             84,121        74,495       101,350      81,328      63,827       56,546      47,209
Cumulative effect of changes in
  accounting principles(2)                          -             -             -           -           -        1,659           -
Net income                                     84,121        74,495       101,350      81,328      63,827       58,205      47,209

COMMON STOCK DATA
-----------------
Earnings per common share:
Income before cumulative effect of
  changes in accounting principles        $      1.41   $      1.26    $     1.71  $     1.38  $     1.09   $      .99  $      .86
Net income                                       1.41          1.26          1.71        1.38        1.09         1.02         .86
Dividends paid per share                          .35           .32           .43         .35         .29          .25         .19
Dividend payout ratio (%)                      24.63%        24.86%        24.66%      25.27%      27.06%       21.81%      20.31%
Book value per share at period end               9.78          8.30          8.61        7.36        6.28         5.50        4.74
Market to book value at period end (%)        383.44%       266.49%       301.89%     272.59%     142.83%      168.11%     200.53%
Weighted average common and common
  equivalent shares outstanding
  during the period                        59,792,000    59,072,000    59,228,000  58,868,000  58,404,000   57,120,000  55,160,000
Common shares outstanding
  at period end                            59,426,300    59,068,860    58,918,880  58,223,680  58,238,208   56,805,468  54,910,176

AVERAGE BALANCE SHEET DATA
--------------------------
Money market investments                  $ 1,545,892   $   926,035    $  909,470  $  936,846  $  869,709   $  788,694  $  469,062
Securities                                  2,282,914     1,807,806     1,827,300   1,632,253   1,545,704    1,209,165     927,976
Loan and leases, net                        3,773,847     3,055,062     3,126,899   2,599,071   2,574,995    2,222,182   2,104,679
Total interest-earning assets               7,602,653     5,788,903     5,863,669   5,168,170   4,990,408    4,220,041   3,501,717
Total assets                                8,259,593     6,297,615     6,377,695   5,658,690   5,456,613    4,643,918   3,807,832
Interest-bearing deposits                   3,795,194     3,289,330     3,324,536   3,021,060   2,744,976    2,449,275   2,356,384
Total deposits                              4,899,591     4,203,711     4,258,270   3,858,271   3,583,094    3,178,926   2,912,860
FHLB advances and other borrowings            136,204        98,781        96,496     114,270     151,164      195,097     128,856
Long-term debt                                251,199        55,938        58,466      57,506      59,493       75,623      82,219
Total interest-bearing liabilities          6,476,829     4,821,129     4,872,070   4,320,229   4,197,865    3,556,746   2,962,079
Shareholders' equity                          543,606       455,492       468,573     397,268     339,181      286,331     240,411

PERIOD END BALANCE SHEET DATA
-----------------------------
Money market investments                  $ 1,407,200   $   992,846    $  613,429  $  687,251  $  403,446   $  597,680 $   616,180
Securities                                  2,584,089     1,886,533     1,809,688   1,540,489   1,663,433    1,258,939     981,695
Loans and leases, net                       4,190,664     3,313,932     3,452,543   2,806,956   2,391,278    2,486,346   2,107,433
Allowance for loan losses                      70,290        69,337        69,954      67,555      67,018       68,461      59,807
Total assets                                9,059,721     6,783,341     6,484,964   5,620,646   4,934,095    4,801,054   4,107,924
Total deposits                              5,666,336     4,572,555     4,552,017   4,097,114   3,705,976    3,432,289   3,075,110
FHLB advances and other borrowings            266,750        90,997        87,194     101,084     127,319      288,249     205,222
Long-term debt                                251,134        55,702       251,620      56,229      58,182       59,587      99,223
Shareholders' equity                          581,129       490,485       507,452     428,506     365,770      312,592     260,070



                                                 As of, and for the
                                                   Nine Months Ended                       As of, and for the
                                                     September 30,                      Year Ended December 31,
                                                  ------------------     ---------------------------------------------------------
                                                   1997        1996       1996        1995        1994         1993        1992
                                                   ----        ----       ----        ----        ----         ----        ----
                                                       (Unaudited)
Nonperforming assets:
  Nonaccrual loans                                $10,617     $10,139    $11,526     $ 7,438     $13,635     $23,364      $21,556
  Restructured loans                                  693         204        857         249         567       4,006        4,003
  Other real estate owned and other
    nonperforming assets                            4,734         256        138       1,609       4,741       3,267        5,971
  Total nonperforming assets                       16,044      10,599     12,521       9,296      18,943      30,637       31,530
Accruing loans past due 90 days or more             7,997       8,740      3,553       5,232       3,041      10,821        6,409

SELECTED RATIOS
---------------
Net interest margin(3)                               4.05%       4.48%      4.56%       4.50%       4.07%       4.23%        4.59%
Return on average assets                             1.36%       1.58%      1.59%       1.44%       1.17%       1.25%        1.24%
Return on average common equity                     20.69%      21.85%     21.63%      20.47%      18.82%      20.33%       19.64%
Ratio of average common equity to
  average assets                                     6.58%       7.23%      7.35%       7.02%       6.22%       6.17%        6.31%
Tier I risk-based capital - period end              12.45%      11.05%     14.38%      11.38%      11.81%      10.85%       10.23%
Total risk-based capital - period end               15.13%      13.67%     18.31%      14.23%      14.96%      14.12%       15.13%
Leverage ratio - period end                          6.96%       6.47%      8.77%       6.28%       6.24%       5.44%        6.21%
Ratio of nonperforming assets to total
  assets - period end                                 .18%        .16%       .19%        .17%        .38%        .64%         .77%
Ratio of nonperforming assets to net
  loans and leases and other real estate
  owned and other nonperforming assets
  at period end                                       .38%        .32%       .36%        .33%        .79%       1.23%        1.49%
Ratio of net charge-offs (recoveries)
  to average loans and leases                         .22%        .13%       .12%        .10%        .19%       (.23)%        .44%
Ratio of allowance for loan losses
  to net loans and leases outstanding
  at period end                                      1.68%       2.09%      2.03%       2.41%       2.80%       2.75%        2.84%
Ratio of allowance for loan losses to
   nonperforming loans at period end               621.49%     670.38%    564.92%     878.82%     471.89%     250.13%      234.00%

----------
(1) Noninterest expenses for the year ended December 31, 1993 included a one-time expense of $6,022,000 in the first quarter of 1993, related to the early extinguishment of debt which was necessitated by the decision in March 1993, to notify holders of floating rate notes totaling $37,450,000 and industrial revenue bonds totaling $4,720,000 that the debt would be redeemed during the second quarter of 1993. The expense consisted of marking to market an interest rate exchange agreement entered into several years ago in conjunction with the issuance of the floating rate notes and writing off deferred costs associated with the notes and bonds. Early redemption of the bonds and notes in the second quarter of 1993, allowed Zions to avail itself of lower cost funding.

(2) Cumulative effect of changes in accounting principles for the year ended December 31, 1993 resulted from the cumulative effect of changes in accounting principles in the first quarter of 1993, arising from the adoption as of January 1, 1993, of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 109, "Accounting for Income Taxes." The election of immediate recognition of the cumulative effect (transition obligation) of such change in accounting method for postretirement benefit other than pensions of SFAS No. 106 decreased pretax and after-tax net income by $5,760,000 and $3,631,000, respectively. In addition to the $2,129,000 deferred tax benefit resulting from the adoption of SFAS No. 106 the election to apply SFAS No. 109 prospectively and not restate prior years resulted in net deferred tax benefits of $5,290,000 for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

(3) Net interest margin represents net interest income on a taxable-equivalent basis as a percentage of average earning assets.

Stock Prices and Dividends on Zions Common Stock

         Zions Common Stock is traded in the over-the-counter market under the symbol "ZION" and is listed in the NASDAQ National Market System. The following table has been adjusted to reflect Zions' May 9, 1997 stock split and sets forth the high and low daily sales prices for Zions Common Stock for the periods indicated, in each case as reported by NASDAQ, and the cash dividends per share declared on Zions Common Stock for such periods.

                                                                  Cash
                                                               Dividends
                                     High           Low        Declared
                                     ----           ---        --------
1995
First Quarter ....................   $10.13       $ 8.88       $  .075
Second Quarter ...................    12.50         9.53          .0875
Third Quarter ....................    15.38        12.38          .0875
Fourth Quarter ...................    20.28        15.22          .1025
                                                               --------
                                                               $  .3525

1996
First Quarter ....................   $19.81       $16.69       $  .1025
Second Quarter ...................    19.75        17.00          .1025
Third Quarter ....................    22.44        18.00          .11
Fourth Quarter ...................    26.00        21.69          .11
                                                               ---------
                                                               $  .425
                                                               =========
1997
First Quarter ....................   $33.25       $25.69       $  .11
Second Quarter ...................    37.63        28.38          .12
Third Quarter ....................    41.13        34.69          .12
Fourth Quarter (through
  December 15, 1997).. ...........    45.63        37.63         --

         On July 24, 1997, the last NASDAQ-NMS trading day prior to the public announcement of the Reorganization, the closing sale price for the Zions Common Stock was $35.50. On December 15, 1997, the last trading date before this Proxy Statement/Prospectus was sent to the printers, the closing sale price for the Zions Common Stock was $44.25. On December 15, 1997, there were 64,062,020 shares of Zions Common Stock outstanding, held by approximately 4,965 shareholders of record.

         While Zions is not obligated to pay cash dividends, Zions' Board of Directors presently intends to continue the policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.

Principal Holders of Zions Common Stock

         The following table sets forth as of September 30, 1997, the record and beneficial ownership of Zions Common Stock by the principal common shareholders of Zions.

                                                             No. of        % of
Name and Address                    Type of Ownership        Shares       Class
----------------                    -----------------        ------       -----

Roy W. Simmons                      Record and Beneficial   2,291,911     3.82%
    One South Main                  Beneficial(1)           1,991,376     3.32%
    Salt Lake City, Utah  84111                             ---------     ----
                                                            4,283,287     7.14%

Zions First National Bank           Record(2)               4,581,822     7.60%
    One South Main
    Salt Lake City, Utah  84111

----------
(1) Represents Roy W. Simmons' ownership interest in 1,991,376 shares held by a company in which Mr. Simmons serves as a director.
(2) These shares are owned of record as of September 30, 1997, by Zions First National Bank, a subsidiary of Zions, in its capacity as fiduciary for various trust and advisory accounts. Of the shares shown, Zions First National Bank has sole voting power with respect to a total of 3,286,821 shares (5.45% of the class) it holds as trustee for the Zions Bancorporation Employee Stock Savings Plan, the Zions Bancorporation Employee Investment Savings Plan, and the Zions Bancorporation Profit Sharing Plan. Zions First National Bank also acts as trustee for the Zions Bancorporation Dividend Reinvestment Plan, which holds 998,864 shares (1.66% of the class) and the Zions Bancorporation PAYSOP Plan, which holds 296,137 shares (.49% of the class) as to which Zions First National Bank does not have or share voting power.

         Set forth below is the beneficial ownership, as of September 30, 1997, of Zions' common stock by each of Zions' directors, and all directors and officers as a group.

                                 No. of Shares                           % of
Directors                      Beneficially Owned                        Class
---------                      ------------------                        -----

Jerry C. Atkin                         8,800                             * (1)

R.D. Cash                             26,000                             * (1)

Grant R. Caldwell                      6,000                             * (1)

Richard H. Madsen                    197,372                             * (1)

Roger B. Porter                        2,000                             * (1)

Robert G. Sarver                     300,194                             * (1)


Harris H. Simmons                  2,400,179(2)                          4.00

L. E. Simmons                      2,219,837(2)                          3.70

Roy W. Simmons                     4,283,287(2)                          7.14

I. J. Wagner                          284,000(2)                          * (1)

Dale W. Westergard                    163,022                             * (1)

All directors and officers
  as a group (31 persons)           7,243,523                            12.02

----------
(1)  Immaterial percentage of ownership.
(2) Totals include 1,991,376 shares attributed to each individual through serving as a director in a company holding such shares in Zions. Of such 1,991,376 shares attributed to Harris H. Simmons, Mr. Simmons holds an option to acquire 186,792 shares, all of which are vested and presently exercisable.


Zions Documents Incorporated By Reference

         The following documents previously filed by Zions with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this Proxy Statement/Prospectus:

          1. Zions' Annual Report on Form 10-K for the year ended December 31, 1996 ("Zions Form 10-K");

          2. Zions' Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

          3. Zions' Current Reports on Form 8-K filed by Zions on March 11, 1997, July 9, 1997, and October 3, 1997; and

          4.  Zions' Form 8-A Registration Statement dated October 10, 1996.

         For the convenience of the Company shareholders, a copy of Zions' 1996 Annual Report to Shareholders ("Zions Annual Report") and Zions' press release relating to the quarter ended September 30, 1997 ("Press Release") are being mailed to the Company shareholders along with this Proxy Statement/Prospectus. The Zions Annual Report and the Press Release are not part of this Proxy Statement/Prospectus. The Zions Annual Report does not contain all of the information contained in the Zions Form 10-K. The Company shareholders who wish to obtain copies of any Zions document incorporated by reference herein may do so by following the instructions under "Available Information" above.

         All documents filed by Zions with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Effective Date shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                  INFORMATION CONCERNING SKY VALLEY BANK CORP.

General

         Sky Valley Bank Corp. (the "Company") is a bank holding company organized under the laws of the State of Colorado in September, 1991. The Company is registered as a bank holding company under the Bank Holding Company Act. The Company has one subsidiary, The First National Bank in Alamosa (the "Bank"). The Company's primary business is the ownership and management of the Bank.

         On September 30, 1997, the Company had outstanding 2,200 shares of Common Stock which are held of record by 42 shareholders. As of September 30, 1997, Ralph H. Outcalt and Donald J. Wuckert owned in the aggregate approximately 63.64% of the outstanding shares of the Company stock.

         On a consolidated basis, for the first full year of the operations of the Company ended on December 31, 1992, the Company's net income was $909,000 and total assets were $70,681,000. For the year ended December 31, 1996, the Company's net income was $1,466,000, and total assets were $120,437,000. For the nine months ended September 30, 1997, the Company's net income was $1,206,000 and total assets were $122,872,000.

         The Company owns the Branch office building in Center, Colorado located at 2060 East Highway 112. The building has 4 offices, 1 conference room, 1 vault with safe deposit boxes, 6 teller windows, and a 4-lane drive-up facility, walk-up window, and an ATM facility with 24-hour access. On September 1, 1994, the Company leased to the Bank the office building and improvements under a 20-year lease with monthly rental payments.

Business of the Bank

         The First National Bank in Alamosa (the "Bank") was originally organized on September 6, 1905 as The American National Bank of Alamosa, a national banking association and commenced operations in September, 1905. On January 11, 1955, the name of the Bank was changed to The First National Bank in Alamosa. Deposits are insured by the Federal Deposit Insurance Corporation
(FDIC). The Bank is examined and regulated by the office of the Comptroller of Currency.

         The Bank currently operates through a main office located at 720 Main Street, Alamosa, Colorado and two branch offices located in Center, Colorado (the "Center Branch") and Saguache, Colorado (the "Saguache Branch").

         The Bank owns a two-story office building located at 720 Main Street in Alamosa, Colorado and a branch office building located at 400 4th Street in Saguache, Colorado. The 720 Main Street building has 12 teller windows, a 6-lane drive-up facility, 14 individual offices, 2 conference rooms, 1 Board room and 1 ATM facility with 24-hour access. The Saguache Branch has 3 teller windows, a vault, and safe deposit boxes. The Bank operates through a branch office facility in Center, Colorado located at 2060 East Highway 112 owned by the Company. The Center Branch has 4 offices, 1 conference room, 1 vault with safe deposit boxes, 6 teller windows, a 4-lane drive-up facility, walk-up window, and an ATM facility with 24-hour access.

         The Bank offers traditional banking services, including checking, savings, money market accounts, certificates of deposit, IRAs and safe deposit services. The Bank also offers banking by phone services and direct deposit EFT services. The Bank offers automatic teller machine (ATM) services at 12 locations through the San Luis Valley of Colorado. The Bank offers a variety of loan products, including commercial, agricultural, real estate, consumer mortgage and consumer loans, and equity lines of credit. The Bank also offers a MasterCard program to its customers.

         Assets in the last 10 years has grown from $34 million as of December 31, 1986 to $120 million as of December 31, 1996. As of September 30, 1997, total assets were $122.4 million. The year ending December 31, 1996 the Bank's net income after taxes was $1,477,000 compared to a year earlier of net income as of December 31, 1995 of $1,090,000. For the nine months ending September 30, 1997 net income was $1,234,000 compared to the nine months ending September 30, 1996 of $1,050,000. Net interest income for the nine months ending September 30, 1997 was $3,847,000 compared to the nine months ending September 30, 1996 of $3,626,000.

Lending

         The Bank concentrates its lending activities generally in the categories of commercial, agricultural, and consumer loans. Commercial loans consist of commercial real estate loans, real estate construction loans, and land development loans. Commercial loans may also involve furniture, fixtures, and inventory financing. Agricultural loans consist of loans secured by agricultural properties, equipment, machinery, livestock, and agricultural products. Consumer loans consist of residential mortgage loans, motor vehicle loans, installment loans, personal loans, and the MasterCard program of the Bank.

         The substantial majority of the loans of the Bank are generated in the San Luis Valley area of Colorado. The following table sets forth the amounts of loans outstanding by category as of the dates included:

OUTSTANDING LOANS
(IN THOUSANDS)


                          09/30/97     % TOTAL    09/30/96     % TOTAL      12/31/96     % TOTAL      12/31/95    % TOTAL
========================================================================================================================
COMMERCIAL                 $26,224      34.88%     $24,592      37.16%      $25,426      37.76%       $21,884      35.99%

     CML RE                $19,372      25.76%     $16,820      25.42%      $16,735      24.85%       $14,583      23.99%

     CML OTHER              $6,852       9.11%      $7,772      11.74%       $8,691      12.91%        $7,301      12.01%

AGRICULTURE                $32,701      43.49%     $27,992      42.30%      $27,867      41.39%       $25,566      42.05%

     AG RE                 $15,089      20.07%     $12,751      19.27%      $12,659      18.80%       $12,717      20.92%

     AG OTHER              $17,612      23.42%     $15,241      23.03%      $15,208      22.59%       $12,849      21.13%

CONSUMER                   $16,267      21.63%     $13,591      20.54%      $14,040      20.85%       $13,348      21.95%

     PERSONAL               $9,149      12.17%      $8,601      13.00%       $8,477      12.59%        $8,543      14.05%

     MASTERCARD               $667       0.89%        $605       0.91%         $649       0.96%          $625       1.03%

     MORTGAGE               $6,451       8.58%      $4,385       6.63%       $4,914       7.30%        $4,180       6.88%

GROSS LOANS                $75,192                 $66,175                  $67,333                   $60,798

LOAN LOSS ALLOW               $878                    $800                     $850                      $764

NET LOANS                  $74,314                 $65,375                  $66,483                   $60,034

CHANGE                      $8,939      13.62%      $5,341       8.90%       $6,449      10.74%       $14,505      31.86%





                           12/31/94     % TOTAL      12/31/93     % TOTAL      12/31/92     % TOTAL
===================================================================================================
COMMERCIAL
     CML RE                $17,416      37.72%       $13,163      37.72%       $10,628       38.91%

     CML OTHER             $10,203      22.10%        $7,666      21.97%        $5,305       15.39%

AGRICULTURE                 $7,213      15.62%        $5,497      15.75%        $6,535       23.52%

     AG RE                 $19,524      42.29%       $14,590      41.81%       $10,611       38.84%

     AG OTHER              $10,587      22,93%        $7,150      20.49%        $3,306       12.10%

CONSUMER                    $8,937      19.36%        $7,440      21.32%        $7,305       26.74%

     PERSONAL               $9,228      19.99%        $7,141      20.46%        $6,078       22.25%

     MASTERCARD             $6,273      13.59%        $5,460      15.65%        $5,681       20.80%

     MORTGAGE                 $633       1.37%          $615       1.76%          $397        1.45%

GROSS LOANS                 $2,322       5.03%        $1,066       3.05%            $0        0.00%

LOAN LOSS ALLOW            $46,168                   $34,894                   $27,317

NET LOANS                     $639                      $526                      $501

CHANGE                     $45,529                   $34,368                   $26,816

                           $11,161      32.47%        $7,550      28.15%

         The total loan balance increased $6,449,000 in 1996 over 1995 and $14,505,000 in 1995 over 1994. The 1996 ending year total loan balance of $66,488,000 was 10.75% higher than the balance of $60,034,000 on the same date in 1995. The 1995 ending year balance was 31.86% higher than the balance of $45,528,000 for the same date in 1994. On December 31, 1996, the loan-to-deposit ratio was 62.32% compared with 58.55% on December 31, 1995 and 58.12% on December 31, 1994. These changes resulted from increased loan growth. The total loan balance for the nine months ended September 30, 1997 reflected an increase of $7,831,000, or a 11.78% increase from December 31, 1996. The loan-to-deposit ratio also increased to 68.46% as of September 30, 1997.

         The Bank relies substantially on local promotional activities and personal service to compete with other financial institutions. The Bank makes loans to borrowers whose applications include a sound purpose, a viable repayment source and plan, and generally secured by collateral. The Bank has established a written loan policy for each of its categories of loans which is reviewed periodically by the Board of Directors. The loan portfolio is reviewed periodically by the Loan Committee of the Bank to maximize collections of past due loans and to undertake other actions necessary to maintain a good quality loan portfolio.

         As of September 30, 1997, 34.88% of the total loan portfolio involved commercial loans. Of the commercial loans, 73.88% of the commercial loan portfolio was secured by real estate. Commercial loan-to-value ratios are generally 50% to 75%.

         As of September 30, 1997, approximately 37.16% of the total loan portfolio involved agricultural loans. Of the agricultural loans, 46.15% of the agricultural loan portfolio was secured by real estate. Agricultural loan-to-value ratios are generally 50% to 75%.

         As of September 30, 1997, approximately 21.63% of the total loan portfolio involved consumer loans. Of the consumer loans, 39.66% of the consumer loans involved owner-occupied one- to four-family residential loans. Consumer loan-to-value ratios are generally 50% to 90%.

         The Bank uses only state licensed or certified appraisers in connection with its appraisal reports on real estate related transactions. In general, an independent appraisal is required on all loans secured by real estate that are in excess of $250,000 unless the transaction meets one of the exemptions contained in Part 323 of the FDIC's Rules and Regulations. Appraisers are selected based upon their qualifications, with emphasis on their education and experience related to the competency provisions of the Uniform Standards of Professional Appraisal Practice.

Investment Portfolio

         The Bank's investment portfolio consists primarily of U.S. agency securities. Government regulations limit the type and quality of investments in which the Bank may invest its funds.

         The Bank has established a written investment policy that is reviewed by the Board of Directors at least annually and was last approved on March 19, 1997.

The policy identifies investment criteria and states specific objections in terms of risk, interest rate sensitivity and liquidity.

         The Bank has established an Executive Committee that is comprised of Ralph H. Outcalt, Donald J. Wuckert, and David E. Broyles. The Executive Committee monitors the Bank's investment portfolio to ensure compliance with guidelines.

         Investment securities held to maturity are carried at cost, adjusted for the accretion of discounts and amortization of premiums using the interest method. Amortization and accretion are recognized as adjustments to interest income.

         The following tables present the mix of the investment portfolio along with the book and market values of those components as of September 30, 1997 and September 30, 1996 and as of December 31, 1996 and December 31, 1995.

THE FIRST NATIONAL BANK IN ALAMOSA


                                               September 30, 1997         September 30, 1996         December 31, 1996
                                               ------------------         ------------------         -----------------
                                               Amortized      Market      Amortized     Market       Amortized     Market
                                                 Cost          Cost         Cost         Cost          Cost         Cost
                                              ----------      -------    ----------     -------     ----------     -------
                                                                        (Amounts in thousands)

Securities held to maturity
     U.S. Treasury                                    0             0            0            0            0            0
     U.S. Agencies                                  500           475       20,264       19,514            0            0
     States and Political Subdivisions                0             0          580          586            0            0
     Other                                            0             0            0            0            0            0

Total Securities Held to Maturity                   500           475       20,844       20,100            0            0


Securities Available for Sale
     U.S. Treasury                                4,247         4,240        4,742        4,692        4,744        4,715
     U.S. Agencies                               28,246        27,668       12,889       12,702       33,074       32,548
     States and Political Subdivisions              335           340            0            0          365          372
     Other                                          418           400          812          777          813          787

Total Securities Available for Sale              33,246        32,648       18,443       18,171       38,996       38,422

Total Securities                                 33,746        33,123       39,287       38,271       38,996        38,22





                                                December 31, 1995          December 31, 1994
                                                -----------------          -----------------
                                               Amortized     Market      Amortized       Market
                                                 Cost         Cost         Cost           Cost
                                              ----------     -------    ----------      ------
                                                           (Amounts in thousands)


Securities held to maturity                          0             0        2,750        2,555
     U.S. Treasury                              17,006        16,518       20,620       19,280
     U.S. Agencies                                 686           696          777          756
     States and Political Subdivisions               0             0            0            0
     Other
                                                17,692        17,214       24,147       22,591
Total Securities Held to Maturity


Securities Available for Sale                    7,710         7,333        1,734        1,629
     U.S. Treasury                               7,701         7,701        4,342        4,171
     U.S. Agencies                                   0             0          253          251
     States and Political Subdivisions           1,312         1,304        1,312        1,189
     Other
                                                16,723        16,738        7,641        7,240
Total Securities Available for Sale
                                                34,415        33,952       31,788       29,831
Total Securities

Deposits

         Growth in deposits is the primary source of funds used by the Bank for lending and other general business purposes. The Bank may derive additional funds from principal repayments on loans, the sale of loans and investment securities and borrowings from correspondent banks. The level of deposit liabilities can vary significantly and is influenced by prevailing interest rates, money market conditions, general economic conditions and competition.

         The Bank offers a full range of depository accounts including checking, savings, money market accounts, certificates of deposit and Individual Retirement Accounts. Management believes that the customers provide a strong and relatively stable core deposit base.

         Average deposits were 22.8% higher in 1996 than in 1995 and were 15.73% higher in 1995 than in 1994. Total deposits at year-end 1996 were $106,466,000, 4.07% higher than year-end 1995 total deposits of $102,302,000, which were 30.9% higher than the year-end 1994 deposit totals of $78,152,000. Average deposits during the first three-quarters of 1997 reflect an increase of $3,617,000 or 3.50% increase over the 1996 average deposits. The average deposit mix remained relatively consistent during the first three-quarters of 1996 and the first three-quarters of 1997. However, the interest-bearing demand accounts decreased from 29.34% to 26.50% of total deposits.

Property

         The Bank operates in three locations with the main office located at 720 Main Street, Alamosa, Colorado, and two branch offices located in Center, Colorado (the "Center Branch") and Saguache, Colorado (the "Saguache Branch"). The following are descriptions of the three locations:

Location                       Sq. Ft.      Owned/Leased       Conveniences
--------                       -------      ------------       ------------

First National Bank
  in Alamosa                   13,764       Owned by Bank      Handicap Access
720 Main Street                                                6 Drive-up lanes
Alamosa, CO  81101                                             1 ATM facility

Center Branch                   3,354       Owned by Company   Handicap Access
2060 East Highway 112                                          4 Drive-up lanes
Center, CO  81125                                              1 ATM facility

Saguache Branch                 2,200       Owned by Bank
400 4th Street
Saguache, CO  81149

Competition

         The Bank has competition within the San Luis Valley from established non-bank institutions and a variety of small community banks. In addition to the competition from other community bank institutions, competition is from savings and loan companies, credit unions, Farm Credit Services, Production Credit Associations, and other types of financial service companies.

         The primary factors affecting competition for deposits are interest rates, cost of services, the quality and range of financial products offered, and the convenience of locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees and the quality and range of lending products offered. Other factors which affect competition include the general availability and reliability of lendable funds, general and local economic conditions and the quality of service and loan approval turn-around provided to customers.

         The Bank operates a traditional community bank and relies substantially on its local promotional activities, personal contact by its officers, directors, employees and shareholders, personal service, convenience, courier service, and its reputation with customers and communities that the Bank serves.

Legal Proceedings

         The Bank is not presently involved in any legal proceedings that the management of the Bank believes to be material to its financial condition or results of operations. Since the nature of the business of the Bank involves granting loans and providing financial services, the Bank is involved in various legal proceedings that may be considered as arising in the ordinary course of the business of the Bank that includes the collection of loans, foreclosure on security and as a creditor in bankruptcy proceedings.

Employees

         As of September 30, 1997, the Bank employed 49 persons on a full time basis and 3 persons on a part time basis. Customers of the Bank at the three branches are served by 39 full time employees and 3 part time employees at the Alamosa Branch, 8 full time employees at the Center Branch, and 2 full time employees at the Saguache Branch. The employees of the Bank are not parties to any collective bargaining agreement. The Bank provides a variety of employee benefits and believes employee relations are good.

Regulatory Matters

         As a registered bank holding company under the Bank Holding Company Act, the Company is subject to regulations and supervision of the Board of Governors. The Bank Holding Company Act requires the Company to file reports with the Board of Governors and provide any additional information requested by the Board of Governors.

         The Bank is a national banking association organized under the laws of the United States. The Bank is a member of the Federal Reserve System and its deposits are insured by the FDIC. The Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency.

Selected Financial Data

         The following selected financial information should be read in conjunction with the Company's consolidated financial statements and the related notes and with management of the Bank's discussion and analysis of financial condition and results of operations, which are included in this Proxy Statement/Prospectus. The following financial information presented for the 1997, 1996, and 1995 periods is derived from unaudited financial information which is included herein. Such information has not been audited because it would be impractical to do so. The following financial information presented for the 1994, 1993, and 1992 periods is derived from audited financial information which is not included herein.

SKY VALLEY BANK CORP.
SELECTED CONSOLIDATED FINANCIAL DATA
-------------------------------------------------------------------------------



                                                  As of, and for the Nine                        As of, and for the
                                                   Months Ended Sept. 30,                       Year Ended December 31,
                                                  ----------------------   --------------------------------------------------------
(Dollars and outstanding shares in thousands,        1997         1996        1996       1995        1994        1993         1992
except per share and ratio data)                  ----------   ----------  ---------- ----------  ----------  ---------    --------
                                                         (Unaudited)      (Unaudited) (Unaudited)

EARNINGS SUMMARY
----------------
Net interest income                             $   3,808    $   3,593   $   4,831  $   4,108   $   3,628  $   2,779  $   2,456
Provision for loan losses                             108          101         131        142         110        107         44
Noninterest income                                    576          553         738        818         610        786      1,092
Noninterest expense                                 2,327        2,301       3,923      3,658       3,216      2,759      2,595
Net income                                          1,206        1,042       1,465      1,062         912        699        909

COMMON STOCK DATA
-----------------
Earnings per common share                             548.10       473.42      666.14     490.03      414.58     332.86     454.50
Book value per share at period end                  3,673.70     3,105.38    3,256.04   2,861.10    2,396.23   2,271.92   2,023.77
Weighted average common shares
  outstanding during the period                     2,200        2,200       2,200      2,200       2,200      2,200      2,000

AVERAGE BALANCE SHEET DATA
--------------------------
Securities                                         37,371       37,939      38,180     33,334      33,336     34,220     29,794
Loans and leases, net                              70,728       60,965      62,381     51,391      40,310     29,482     25,507
Total interest-earning assets                     111,985      105,211     106,011     87,718      74,821     65,785     58,513
Total assets                                      121,669      116,051     116,375     96,502      82,776     73,530     65,322
Interest-bearing deposits                          95,093       90,742      91,229     70,816      62,766     59,427     53,589
Total deposits                                    107,044      102,807     103,427     82,172      73,084     67,282     60,409

END OF PERIOD BALANCE SHEET DATA
--------------------------------
Securities                                         33,890       39,429      38,422     34,882      31,942     34,184     34,535
Loans and leases, net                              75,228       66,238      66,521     60,076      45,550     34,373     26,824
Allowance for loan losses                             878          823         845        764         639        501
Total assets                                      122,872      120,180     120,437    114,863      89,641     80,104     70,681
Total deposits                                    108,609      106,961     106,466    102,302      78,152     71,782     65,502
Shareholders' equity                                8,082        6,807       7,163      6,294       5,272      4,998      4,048

Nonperforming assets:
    Nonaccrual loans and loans past due 90
      days or more                                    794          258          83        661         112        227        360
    Other real estate owned                             0            0           0         17         112         75         79
Total nonperforming assets                            794          258          83        678         224        302        439


SELECTED RATIOS
---------------
Net interest margin                                 4.583        4.573      4.5767     4.6757      4.8588     4.2299     4.5811
Return on average assets                             1.36%        1.20%       1.26       1.11        1.12        .99       1.89
Ratio of ending equity to ending assets             6.578        5.664        5.94       5.47        5.88       6.24       5.72
Ratio of nonperforming assets to total assets         .65%         .22%        .07%       .59%        .25%       .37%       .62%
Ratio of allowance for loan losses to
  net loans and leases outstanding at
  period end                                         1.16%        1.24%       1.27%      1.27%       1.40%      1.53%      1.86%
Ratio of allowance for loan losses to
  nonperforming loans                                 111%         319%       1018%       112%        285%       174%       114%

Stock Prices and Dividends on Company Common Stock

         The Company's Common Stock is not listed with a national securities exchange or quoted on any automated quotation system. The Common Stock occasionally trades through private negotiated transactions between individuals. As a result, no established public trading market for Company Common Stock presently exists. Over the years little trading has occurred in the stock. Reliable information concerning the prices at which the Company's stock has traded in private, negotiated transactions is not publicly available or generally known to the Company. On occasion, the Company has become aware of the trading price of its stock in private transactions. Information concerning those trading prices has been omitted based on the Company's belief that such prices are not necessarily representative of the market price for the Common Stock during any particular period. Since July 25, 1997, the date the Plan of Reorganization was publicly announced, there have been no known trades in the Company's stock.

         In 1995 the Company paid cash dividends totaling $140.00 per share ($35.00 per quarter) of Company Common Stock, while in 1996 the Company paid cash dividends of $147.50 per share ($37.50 per quarter) of Company Common Stock. During the first nine months of 1997, the Company has paid $117.50 cash dividends on the Company Common Stock.

         As of the date of this Proxy Statement/Prospectus, there were 42 record holders of Company Common Stock.

Stockholdings of Directors, Officers and Certain Others

         On December 18, 1997, there were 2,200 shares of the Company's common stock outstanding. Only shareholders of record as of December 18, 1997, will be entitled to vote at the Special Meeting and each share is entitled to one vote. As of December 18, 1997, Messrs. Outcalt and Wuckert in the aggregate owned approximately 63.64% of the outstanding shares of the Company Common Stock. Messrs. Outcalt and Wuckert have agreed to vote their shares in favor of the Plan of Reorganization.

         The following table sets forth information with respect to the beneficial ownership of the common stock of the Company as of December 18, 1997, by (i) each person known by the Company to own beneficially more than 5% of the outstanding common stock, (ii) each current director of the Company, and (iii) all executive officers and directors of the Company as a group. Except as otherwise indicated, each of the persons named below has sole voting and investment power with respect to the common stock owned by them.

Name (and address of 5%                                               Percent
 Beneficial Owners)                    Number of Shares               of Class
 ------------------                   ----------------                --------

Ralph H. Outcalt                            700                        31.82%
P.O. Box 1277
Alamosa, CO 81101

Donald J. Wuckert                           700                        31.82%
8 Bellwood
Alamosa, CO 81101

Charley Hayashida                           220                           10%
P.O. Box 8
Alamosa, CO  81101

Clyde R. Jones                              182                         8.27%
120 North Broadway
Monte Vista, CO  81144

David Broyles                                17                         0.77%



George Woodard                               11                         0.50%



All executive officers and
directors as a group (5 persons)          1,610                        73.18%


Certain Transactions of the Company

         The Bank has had banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with unaffiliated parties. To the extent that such transactions consisted of extensions of credit, they did not, in the opinion of management, involve more than a normal risk of collectibility or present other unfavorable features. As of September 30, 1997, the Company's directors, executive officers, employees and their affiliates were indebted to the Bank in the aggregate amount of $900,598, none of which such loans were delinquent.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
                              SKY VALLEY BANK CORP.

         The following analysis of the Company's financial condition and results of operations for the nine months ended September 30, 1997, and 1996 and for the years ended December 31, 1996, 1995 and 1994 should be read in conjunction with the unaudited Consolidated Financial Statements of the Company and notes thereto, and information presented elsewhere herein. Average balance sheet data are based on monthly averages, except that average non-interest-bearing demand deposit accounts for September 30, 1997 are averages of period-ending balances for December of 1996 and March and June of 1997.

Financial Condition

         For the nine months ended September 30, 1997, the Bank's net income after taxes was $1,234,000 compared to September 30, 1996 of $1,050,000 for an increase of 17.45%. Net Interest Margin was $3,847,000 and $3,626,000, respectively. Return on Assets was 1.36% for the nine months ended September 30, 1997 and 1.20% for the nine months ended September 30, 1996. Return on Equity was 21% for the nine months ended September 30, 1997 and 20% for the nine months ended September 30, 1996.

         For the year ended December 31, 1996, the Bank's net income after taxes was $1,477,000 compared to the year ended December 31, 1995 of $1,089,000, for a 35.6% increase. Net Interest Margin grew from $4,108,000 in 1995 to $4,875,000 in 1996, or an increase of 18.7%. Return on Assets was 1.26% for the year ended December 31, 1996 and 1.11% for the year ended December 31, 1995. Return on Equity was 22.3% and 18.9%, respectively.

         The Bank's equity was $7,981,000 at September 30, 1997 and $6,794,000 at September 30, 1996. This is an increase in equity of $1,188,000, or 17.5%. At year end 1996, the Bank's equity was $7,128,000 compared to year end 1995 of $6,257,000. This was an increase in equity of $871,000, or 14%.

         Gross loans at September 30, 1997 were $75,228,000 compared to your earlier of $66,238,000. This is an increase of $8.9 million, or 13.5%. Gross loans at December 31, 1996 were $67,366,000 compared to December 31, 1995 of $60,840,000 for an increase of $6,526,000, or 10%.

         Capital Ratios meet the minimum guidelines for a "well capitalized bank" as defined by the Federal Deposit Insurance Corporation (FDIC) as of September 30, 1997.


                                                                            (IN $000)
                                                At September 30,                            At December 31,
                                                ----------------                            ---------------
                                             1997              1996            1996               1995               1994
                                             ----              ----            ----               ----               ----

Net Interest Margin                          $3,846           $3,626            $4,875            $4,108            $3,628
Net Income                                   $1,234           $1,050            $1,477            $1,089              $929
Non-Interest Income                            $499             $482              $688              $769              $593
Total Securities                            $37,720          $42,229           $38,422           $34,881           $31,941
Total Loans                                 $75,228          $66,237           $67,366           $60,840           $46,189
Total Assets                               $122,422         $119,798          $120,058          $114,460           $89,210
Total Equity                                 $7,981           $6,794            $7,128            $6,257            $5,220

Capital Ratios
--------------
Risked Based                                 10.88%           10.08%            10.41%             9.73%            10.42%
Tier 1 Capital                                9.79%            8.97%             9.28%             8.62%             9.32%
Leverage Ratio                                7.14%            6.16%             6.47%             5.86%             6.30%
Tangible Equity                               6.47%            5.52%             5.82%             5.23%             5.85%



         The following tables provide condensed average balance sheets together with analyses of the Company's net interest income, net interest spread, net interest rate margin and net interest margin for the periods included.




                                                    September 30, 1997                   September 30, 1996
                                              -------------------------------      -------------------------------
                                              Average                 Average      Average                 Average
                                              Balance    Interest      Rate        Balance    Interest      Rate
                                              -------    --------      ----        -------    --------      ----
                                                                      (Dollar amounts in thousands)


Interest-earning Assets
Securities--taxable                         $ 37,296      $1,795      6.417%     $ 37,189      $1,912        6.855%
Securities--non-taxable                          699          38      7.248%        1,307          51        5.203%
Money market instruments                           0           0      0.000%            0           0        0.000%
Federal funds sold                             4,747         194      5.449%        7,102         293        5.501%
Loans                                         70,728       5,153      9.714%       60,965       4,534        9.916%
Less allowance for loan losses                   862                                  795
Less unrealized loss on securities
  available for sale                            [623]                                [557]

Net interest-earning assets                  111,985                              105,211

Noninterest-earning assets                     9,234                               10,458

Total assets                                 121,219                              115,669

Liabilities
Interest-bearing DDA                          28,363         508      2.388%       30,166         545        2.409%
MMDA                                          15,976         494      4.123%       15,116         446        3.934%
Saving accounts                                7,468         191      3.410%        6,968         164        3.138%
Time deposits $100,000 and over               18,308         822      5.986%       19,050         834        5.837%
Other time deposits                           24,978       1,104      5.893%       19,442         853        5.850%

Total interest-bearing liabilities            95,093                               90,742

Noninterest-bearing DDA                       11,952                               12,065

Total deposits                               107,045                              102,807

Net interest income                            3,808                                3,626
Interest rate spread
Net interest rate margin                       4.142                                4.219
Net interest margin                            4.583                                4.574

----------
*  Net interest margin and the average ratios are annualized.

                         Sky Valley Balance Sheet Items



                                                  December 31, 1996                    December 31, 1995
                                           --------------------------------     ---------------------------------
                                           Average                  Average     Average                  Average
                                           Balance     Interest      Rate       Balance     Interest       Rate
                                           -------     --------      ----       -------     --------       ----
                                                                      (Amounts in thousands)
Interest-earning Assets
Securities--taxable                         36,960        2,561       6.92       32,054       2,217          6.92
Securities--non-taxable                      1,220           72       5.90        1,290          70          5.43
Money market instrument                          0            0          0            0                         0
Federal funds sold                           6,256          343       5.48        3,685         211          5.73
Loans                                       62,381        6,167       9.89       51,391       5,207         10.13
Less allowance for loan losses               [806]          N/A        N/A         [702]        N/A           N/A
Net interest-earning assets                106,011                               87,718
Noninterest-earning assets                  10,364                                8,784
Total Assets                               116,375                               96,502
Liabilities
Interest-bearing DDA                        29,860          718       2.40       21,786         705          3.24
MMDA                                        15,051          597       3.97       12,766         511          4.00
Saving accounts                              7,019          224       3.19        5,324         190          3.57
Time deposits $100,000 and over             19,513        1,145       5.87       12,304         744          6.05
Other time deposits                         19,786        1,152       5.82       18,636       1,079          5.79
Short-term debt                              5,152          320       6.21        5,028         314          6.25
Total interest-bearing
    liabilities                             91,469                               71,067
Noninterest-bearing DDa                     12,198                               11,356
Total deposits and short-term
    debt                                   103,667                               82,423
Net interest income                          4,831                                4,108
Interest rate spread
Net interest rate margin
Net interest margin                         4.5767                               4.6757


                                              December 31, 1994
                                      ----------------------------------
                                      Average                    Average
                                      Balance       Interest       Rate
                                      -------       --------       ----
                                            (Amounts in thousands)

Interest-earning Assets
Securities--taxable                      31,708       1,914         6.03
Securities--non-taxable                   1,628          50         3.07
Money market instrument                       0           0            0
Federal funds sold                        1,761          68         3.86
Loans                                    40,310       3,831         9.50
Less allowance for loan losses            [586]         N/A          N/A
Net interest-earning assets              74,821
Noninterest-earning assets                7,955
Total Assets                             82,776
Liabilities
Interest-bearing DDA                     21,700         493         2.27
MMDA                                     10,750         354         3.29
Saving accounts                           4,367         127         2.91
Time deposits $100,000 and over           8,325         363         4.36
Other time deposits                      17,624         776         4.40
Short-term debt                           3,601         207         5.75
Total interest-bearing
  liabilities                            63,028
Noninterest-bearing DDa                  10,318
Total deposits and short-term
  debt                                   73,346
Net interest income                       3,628
Interest rate spread
Net interest rate margin
Net interest margin                      4.8588

         Allowance and Provision for Loan Losses; Non-Performing Loans.





                  The following tables provide analyses of the Company's allowance for loan losses, including allocations of the allowance among types of loans, as of the dates indicated:

 CHARGEOFF/RECOVERY SUMMARY



                                     SEPT. 30,                               DECEMBER 31,
                                  ---------------         -----------------------------------------------------
                                  1997       1996         1996       1995        1994        1993          1992
                                  ----       ----         ----       ----        ----        ----          ----
 BEGINNING BALANCE                850         764          764         639        526          501          500
 LOANS CHARGED OFF
 COMMERCIAL
          CM RE                     0          11           10           8          0           41            2
          CML OTHER                11           0            7           0          0           19           25
 ARGICULTURE
          AG RE                     0           0            0           0          0           40            8
          AG OTHER                  0           0            0           0          1            0
 CONSUMER
          PERSONAL                 74          23           22          12         13           25           25
          MASTERCARD               11           9           11          12          4            0            0
          MORTGAGE                  0           0            0           0          0            0            0
 TOTAL CHARGE OFFS                 96          43           50          32         18          125           60
   RECOVERIES
 COMMERCIAL
          CM RE                     0           0            0           2          5            7           10
          CML OTHER                 0           0            0           4         10            2            0
 AGRICULTURE
          AG RE                     0           0            0           0          0           34            0
          AG OTHER                 12           0            1           0          0            0            0
 CONSUMER
          PERSONAL                  4           1            2           8          6            0            6
          MASTERCARD                0           0            1           1          0            0            0
          MORTGAGE                  0           0            0           0          0            0            0
    TOTAL RECOVERIES               16           1            4          15         21           43           16
 NET CHARGE OFF                    80          42           46          17         -3           82           44
 ADD'L PROVISIONS                 108         101          136         142        110          107           45
 BALANCE                          878         823          854         764        639          526          501
 RATIO OF NET C/O              0.1145%     0.0698%      0.737%      0.0331%   -0.0074%      0.2736%      0.1694%
 TO AVG LN
 AVG LN                       $69,866     $60,170     $62,375      $51,382    $40,280      $29,970      $25,980

The First National Bank in Alamosa
Allocation of the Allowance for Loan Losses



                          September 30
                          ------------
                     1997             1996
                     ----             ----
COMMERCIAL
         CML-RE       170    19.36%    169   20.53%
      CML-OTHER        92    10.48%    110   13.37%
AGRICULTURAL
          AG-RE       192    21.87%    100   12.15%
       AG-OTHER       276    31.44%    201   24.42%
CONSUMER
       PERSONAL        76    8.66%     109   13.24%
     MASTERCARD        32    3.64%      34   4.13%
       MORTGAGE        40    4.56%      40   4.86%
UNALLOCATED             0    0.00%      60   7.29%
TOTAL                 878              823







                                                 December 31
                                                 -----------
                     1996           1995               1994               1993                1992
                     ----           ----               ----               ----                ----

COMMERCIAL            170   20.00%   174     22.77%     180     28.17%       0       0.00%       0        0.00%
         CML-RE       110   12.94%   108     14.14%      61      9.55%       0       0.00%       0        0.00%
      CML-OTHER
AGRICULTURAL          150   17.65%    92     12.04%      72     11.27%       0       0.00%       0        0.00%
          AG-RE       225   26.47%   183     23.95%     158     24.73%       0       0.00%       0        0.00%
       AG-OTHER
CONSUMER              106   12.47%   109     14.27%     113     17.68%       0       0.00%       0        0.00%
       PERSONAL        45   5.29%      7      0.92%      18      2.82%       0       0.00%       0        0.00%
     MASTERCARD        40   4.71%     20      2.62%      15      2.35%       0       0.00%       0        0.00%
       MORTGAGE         4   0.47%     71      9.29%      22      3.44%     526     100.00%     501      100.00%
UNALLOCATED           850            764                639                526                 501
TOTAL

                    COMPARISON OF THE RIGHTS OF SHAREHOLDERS
                            OF ZIONS AND THE COMPANY

General

         Upon consummation of the Reorganization, shareholders of the Company, a Colorado corporation, will become shareholders of Zions, a Utah corporation. Thus, the Utah Revised Business Corporation Act and Zions' Articles of Incorporation ("Articles") and Bylaws will govern the rights of the Company shareholders who become Zions shareholders. In addition, since the Articles and Bylaws of Zions and the Company are not the same, the Reorganization will result in certain differences in the rights of the holders of Company Common Stock. Following is a summary of certain significant differences.

         General. Each holder of Company Common Stock is entitled to one vote for each share held and for each fractional share held a corresponding fractional vote on all matters submitted to the shareholders for a vote. Holders of a majority of the voting power of the Company constitute a quorum for the transaction of business. Each holder of Zions Common Stock is generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote, and holders of a majority of the outstanding shares of Zions Common Stock constitute a quorum for the transaction of business.

         Cumulative Voting. Neither Company shareholders nor Zions shareholders have cumulative voting rights in the election of directors.

         Special Votes for Certain Transactions. The Articles of Zions contain provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

         Zions' Articles require that certain "business transactions" between Zions or a subsidiary and a "related person" be approved by the affirmative votes of the holders of not less than 80 percent of the voting power of all outstanding voting stock of Zions. A "related person" is generally defined by Zions' Articles to mean a person, corporation, partnership, or group acting in concert that beneficially owns 10 percent or more of the voting power of Zions' outstanding voting stock.

         The "business transactions" with a "related person" which are subject to Zions' special vote requirements include (1) a merger or consolidation involving Zions or a subsidiary of Zions with a related person; (2) the sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of either Zions or a subsidiary of Zions to, with or for the benefit of a related person; (3) the issuance, sale, exchange or other disposition by Zions or a subsidiary of Zions to a related person of securities of Zions or a subsidiary of Zions having an aggregate fair market value of $5 million or more;
(4) any liquidation, spinoff, splitoff, splitup, or dissolution of Zions by or on behalf of a related person; (5) any recapitalization or reclassification of the securities of Zions or other transaction that would have the effect of increasing the voting power of a related person or reducing the number of shares of each class of voting securities outstanding; and (6) any agreement, contract, or other arrangement providing for any of the transactions set forth above.

         Zions' special shareholder vote requirements for business transactions with related persons do not apply to any transaction approved by a majority of the continuing directors, or if various specified conditions are met. A continuing director is any member of the Zions Board who is not a related person or an interested shareholder or an affiliate or associate of a related person and who (1) was a director on February 21, 1986 or (2) became a director subsequent to that date and whose election or nomination for election by Zions' shareholders was approved by a majority of the continuing directors then on the Board.

         The Company's Articles and Bylaws have no similar provision.

Shareholder Rights Plan

         The Board of Directors of Zions in September 1996 adopted a Shareholder Protection Rights Plan and declared a dividend of one Right on each outstanding share of Zions Common Stock. The Rights Plan was not adopted in response to any specific effort to acquire control of Zions. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

         Until it is announced that a person or group has acquired 10 percent or more of Zions Common Stock (an "Acquiring Person") or commences a tender offer that will result in such person or group owning 10 percent or more of Zions Common Stock, the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock having economic and voting terms similar to those of Zions Common Stock for an exercise price of $90.00.

         Upon announcement that any person or group has become an Acquiring Person, then 10 days thereafter (or such earlier or later date as the Board may decide) (the "Flip-in Date") each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Zions Common Stock or Participating Preferred Stock having a market value of twice the exercise price.

         Also, if after an Acquiring Person controls Zions' Board of Directors Zions is involved in a merger or sells more than 50 percent of its assets or earning power (or has entered an agreement to do any of the foregoing) and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the person with whom the merger occurs is the Acquiring Person or a person affiliated or associated with the Acquiring Person, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 10 percent and 50 percent of the Zions Common Stock, Zions' Board of Directors may, at its option, exchange one share of Zions Common Stock for each Right.

         The Rights may be redeemed by the Board of Directors for $0.01 per Right prior to the Flip-in Date.

         The Company has no shareholder rights plan.

Board of Directors

         Director Liability and Indemnification. Zions' Articles contain a "director liability" provision. The provision generally shields a director from monetary damages to Zions or its shareholders for a breach of fiduciary duty as a director other than (i) a breach of a director's duty of loyalty, (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing the unlawful payment of dividends, and (iv) transactions in which a director receives an improper benefit.

         The Company's Articles contain a director liability provision. This provision protects a director from personal liability to the Company and its shareholders for damages for breach of fiduciary duty as a director. As with Zions' Articles, there is no elimination or limitation of liability for any breach of the director's duty of loyalty to the Company or its shareholders, acts or omissions not in good faith, or which involve intentional misconduct, or a knowing violation of law, or the payment of dividends in violation of law, or any transaction from which a director derived an improper personal benefit.

         The Company's Articles and Bylaws provide that the Company may indemnify a director against the liability incurred in any proceeding if he meets certain standards of conduct: that he conducted himself in good faith; reasonably believed that his conduct was in the Company's best interests or at least not opposed to the Company's best interests; and in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, the Company may not indemnify a director in connection with a proceeding in which the director was adjudged liable to the Company; or in connection with any proceeding charging improper personal benefit to the director in which he was adjudged liable on the basis that he improperly received personal benefit. The Company is required to indemnify directors and officers who were wholly successful, on the merits or otherwise, in defense of any proceeding to which they were parties, against reasonable expenses incurred in connection with the proceeding. A director or officer of the Company who is or was a party to a proceeding may also apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction.

         Classified Board. Zions' Articles divide the Board of Directors into three classes, each consisting of one-third (or as near as may be) of the whole number of directors. Utah law requires that each class contain as equal a number of directors as possible. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years.

         The number of directors which constitute Zions' full Board of Directors may be increased or decreased only by amendment of the Bylaws, which requires the affirmative vote of two-thirds of the total number of directors constituting the entire Board, or by the shareholders of Zions at a regular or special meeting by the affirmative vote of two-thirds of the outstanding and issued shares entitled by statute to vote. Except as otherwise required by law, vacancies on Zions' Board of Directors, including vacancies resulting from an increase in the size of the Board, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the Board of Directors. Zions' directors elected by the Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected. Any directorship filled by reason of an increase in the number of directors may be filled for a term of office continuing only until the next election of directors by the shareholders.

         The Company's Articles and Bylaws do not provide for a classified Board of Directors. Instead, the Company's Articles and Bylaws provide for a Board of Directors consisting of not less than three individuals, who are to be elected by the shareholders annually. The current number of directors is five, which may be changed at the annual meeting of shareholders. Any vacancy occurring in the Company's Board may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board.

         Removal of Directors. Zions' Articles provide that any director (or the entire Board of Directors) may be removed from office by shareholder vote only if such removal is approved by the holders of two-thirds of the issued and outstanding shares then entitled to vote at an election of directors.

         The Company's Articles and Bylaws do not expressly provide for the power to remove directors. However, the Colorado Business Corporation Act provides that the shareholders may remove one or more directors with or without cause. A director may be removed by the shareholders only at a meeting called for the purpose of removing such director, and the meeting notice shall state that the purpose, or one of the purposes of the meeting, is the removal of the director.

Special Shareholders' Meetings

         Utah law provides that special meetings of a corporation's shareholders may be called by the board of directors or such other persons authorized by the bylaws to call a special meeting or by the holders of at least 10 percent of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. Under Zions' Bylaws, special meetings may be called by the president or by the Board of Directors.

         The Company's Bylaws permit special meetings to be called by the Board of Directors, the president, a vice president, or by the holders of shares entitled to cast not less than 10 percent of the votes at such meeting. The Company's Bylaws also permit special meetings to be called by the shareholders for the purpose of filling a vacancy in the Board of Directors.

Amendment of Articles and Bylaws

         Zions' Articles require the affirmative votes of the holders of two-thirds of all outstanding voting stock of Zions to approve any amendment to Zions' Articles, except that to repeal or amend the provisions in the Articles regarding business transactions with related persons requires the affirmative vote of 80% of the issued and outstanding stock entitled to vote. Zions' Bylaws may be amended by an affirmative vote of two-thirds of the total number of directors constituting the entire Board or by the affirmative vote of two-thirds of the issued and outstanding shares entitled to vote.

         The Company's Bylaws may be amended by the affirmative vote of a majority of the Board of Directors at a meeting called for that purpose or by consent.

Dissenters' Rights

         Zions is incorporated under the laws of Utah. Utah law provides for dissenters' rights in a variety of transactions including: (i) any plan of merger to which a corporation is a party (other than mergers or consolidations not requiring a shareholder vote); (ii) certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation; and (iii) certain share exchanges. However, shareholders of a Utah business corporation are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or on the National Market System of NASDAQ or held of record by 2,000 or more shareholders. The aforementioned provisions do not apply if the shareholder will receive for his shares anything except (a) shares of the corporation surviving the consummation of the plan of merger or share exchange,
(b) shares of a corporation whose shares are listed on a national securities exchange or the National Market System of NASDAQ or held of record by not less than 2,000 holders, or (c) cash in lieu of fractional shares. Zions Common Stock currently is listed for trading in the National Market System of NASDAQ and has more than 2,000 shareholders of record.

         The Company is incorporated under Colorado law. Colorado law provides for dissenters' rights to any shareholder of a Colorado corporation in the event of any of the following corporate actions: (i) a merger to which the corporation is a party if approval by the shareholders is required for the merger and the shareholder is entitled to vote on the merger; (ii) a plan of exchange where the corporation is a party as the corporation whose subject owner's interests will be acquired, if the shareholder is entitled to vote on the plan of exchange; and
(iii) any corporate action taken pursuant to a vote of the shareholders where the bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent.

Preemptive Rights

         Holders of Zions Common Stock do not have the preemptive right to purchase unissued or treasury shares of Zions Common Stock or any other securities of Zions in the event of an issuance of Zions Common Stock or such other securities.

         Holders of Company Common Stock have the preemptive right to acquire additional shares of Company Common Stock in proportion to the number of shares owned at the time the increase is authorized by the shareholders, unless another time is specified by a resolution of the shareholders.

Preferred Stock

         Zions' Articles authorize Zions to issue up to 3,000,000 shares of Zions preferred stock, no par value.

         The authorized shares of preferred stock are issuable in one or more series on the terms set by the resolution or resolutions of the Board of Directors of Zions providing for the issuance thereof. Each series of preferred stock would have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking funds provisions, conversion rights or other rights and preferences, if any, as the Board of Directors may determine. Except for such rights as may be granted to the holders of any series of preferred stock in the resolution establishing such series or as required by law, all of the voting and other rights of the shareholders of Zions belong exclusively to the holders of common stock.

         Zions has reserved 160,000 shares of Participating Preferred Stock for issuance upon exercise of the Rights under Zions' Shareholder Rights Plan.

         The Company's Articles do not authorize the Company to issue any shares of preferred stock.

Dividend Rights

         Utah law generally allows a corporation, subject to restrictions in its articles of incorporation, to declare and pay dividends in cash or property, but only if the corporation is solvent and payment would not render the corporation insolvent. Zions' Articles place no further restrictions on distributions. Thus, the holders of Zions Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. However, if Zions preferred stock is issued, the Board of Directors of Zions may grant preferential dividend rights to the holders of such stock which would prohibit payment of dividends on Zions Common Stock unless and until specified dividends on the preferred stock had been paid.

         Colorado law generally allows a corporation to make distributions to its shareholders in cash, property or its own shares. However, no distribution may be made if, after giving it effect: (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) except as otherwise specifically allowed by the corporation's articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company's Articles do not contain any other specific allowance. Thus, holders of Company Common Stock are entitled to distributions when, as and if declared by the Board of Directors out of funds legally available therefor.

Liquidation Rights

         Upon liquidation, dissolution or winding up of Zions, whether voluntary or involuntary, the holders of Zions Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied. However, if preferred stock is issued by Zions, the Board of Directors may grant preferential liquidation rights to the holders of such stock which would entitle them to be paid out of the assets of Zions available for distribution before any distribution is made to the holders of Zions Common Stock.

         Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Company Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied.

Miscellaneous

         There are no sinking fund provisions, conversion rights, or redemption provisions applicable to Zions Common Stock. Company Common Stock shall be redeemed upon payment of 130% of the book value of each share to be redeemed, plus any accrued and unpaid dividends. Holders of fully paid shares of Zions Common Stock and Company Common Stock are not subject to any liability for further calls or assessments.

                                 LEGAL OPINIONS

         An opinion with respect to certain legal matters in connection with the Reorganization will be rendered by Duane, Morris & Heckscher LLP, Washington, D.C., as counsel for Zions.

                                     EXPERTS

         The consolidated financial statements of Zions as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

                                  OTHER MATTERS

         The management of the Company does not know of any other matters intended to be presented for shareholder action at the Special Meeting. If any other matter does properly come before the Special Meeting and is put to a shareholder vote, the proxies solicited hereby will be voted in accordance with the judgment of the proxyholders named thereon.

                         SKY VALLEY FINANCIAL STATEMENTS

         The following financial statements have not been audited; to audit such statements would be impractical.


                      SKY VALLEY BANK CORP. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                                   (unaudited)

                                                September 30,    September 30,     December 31,    December 31,
                                                    1997             1996             1996             1995
                                                    ----             ----             ----             ----
ASSETS
  Cash and Due from Banks                      $   5,731,326    $   7,274,520    $   6,440,729    $   6,644,081
  Federal Funds Sold                               3,830,000        2,800,000        3,200,000        8,200,000
  Investments
    Available for Sale                            33,389,928       18,171,028       38,422,087       17,343,618
    Held Until Maturity                              500,305       21,257,891                        17,538,488

  Loans and Other Receivables                     75,228,424       66,237,552       67,366,325       60,839,651
    Less: Allowance for Loan Losses                 (878,153)        (823,017)        (845,493)        (763,791)
                                                    --------         --------         --------         --------

  Net Loans                                       74,350,271       65,414,535       66,520,832       60,075,860

  Premises and Equipment                           1,995,028        2,098,058        2,055,666        2,209,135
  Accrued Interest Receivable                      2,084,883        1,875,596        1,924,200        1,919,863
  Other Real Estate Owned, Net                                                             700           17,100
  Deferred Tax Asset                                 423,916          402,003          409,234          240,316
  Other Assets                                       565,904          887,377        1,463,901          674,169
                                                     -------          -------        ---------          -------

TOTAL ASSETS                                   $ 122,871,561    $ 120,181,008    $ 120,437,349    $ 114,862,630
                                               =============    =============    =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY
  Deposits:
    Demand                                        11,814,365       13,688,636    $  12,278,793    $  13,862,406
    NOW and Super NOW                             27,890,289       30,869,500       29,794,170       29,465,678
    Savings                                       23,343,386       20,821,625        7,263,235        6,823,634
    Time                                          45,560,898       41,581,227       57,129,495       52,150,677
                                                  ----------       ----------       ----------       ----------

  Total Deposits                                 108,608,938      106,960,988      106,465,693      102,302,395

  Accrued Interest Payable                           267,509          308,038          314,425          207,584
  Taxes Payable                                       14,125           19,447           43,433                0
  Note Payable                                       573,224          600,644          593,836          620,143
  Advances from Federal Home Loan Bank             4,947,509        5,050,000        5,500,000        4,850,000
  Dividends Payable                                   88,000           92,400           82,500           77,000
  Deferred Taxes Payable                             105,969          114,434          105,969          192,306
  Other Liabilities                                  184,137          227,206          168,210          318,771
                                                     -------          -------          -------          -------

TOTAL LIABILITIES                                114,789,411      113,373,157      113,274,066        6,265,804
  Stockholders' Equity:
    Common Stock, $.01 par value. 10,000
      shares authorized, 2,200 shares issued
      and outstanding                                     22               22               22               22
    Surplus                                        4,436,716        4,439,716        4,436,716        4,436,716
    Unrealized Loss on Securities
      Available for Sale                            (373,280)        (340,246)        (350,316)         (83,641)
    Undivided Profits                              4,018,692        2,708,359        3,076,861        1,941,334
                                                   ---------        ---------        ---------        ---------

TOTAL STOCKHOLDERS' EQUITY                         8,082,150        6,807,851        7,163,283        6,294,431
                                                   ---------        ---------        ---------        ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $ 122,871,561    $ 120,181,008    $ 120,437,349    $ 114,862,630
                                               =============    =============    =============    =============


                            See accountants' report.

                      SKY VALLEY BANK CORP. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                                  (unaudited)


                                                               Nine Months       Nine Months
                                                                  Ended             Ended
                                                              September 30,     September 30,       December 31,      December 31,
                                                                   1997              1996              1996              1995
                                                                   ----              ----              ----              ----
Interest Income:
  Interest and Fees on Loans                                   $5,329,274        $4,703,652        $6,385,968        $5,398,698
    Tax-exempt                                                     12,878             7,323            14,354             1,941
  Interest on Investment Securities:
    Taxable                                                     1,597,694         1,612,723         2,178,137         1,925,077
    Tax-exempt                                                     41,686            57,097            64,024           104,073
  Interest on Federal Funds Sold                                  193,581           293,248           346,656           223,181
                                                                  -------           -------           -------           -------
    Total Interest Income                                       7,175,113         6,674,043         8,989,139         7,652,970
                                                                ---------         ---------         ---------         ---------

Interest Expense:
  Interest on Deposits                                          3,118,748         2,840,991         3,837,316         3,229,930
  Interest on Federal Funds Purchased                                   -                 -                61               506
  Interest on Federal Home Loan Bank Advances                     247,527           240,108           320,382           314,301
                                                                  -------           -------           -------           -------
    Total Interest Expense                                      3,366,275         3,081,099         4,157,759         3,544,737
                                                                ---------         ---------         ---------         ---------

    Net Interest Income Before Provision for
      Loan Losses                                               3,808,838         3,592,944         4,831,380         4,108,233
                                                                ---------         ---------         ---------         ---------

Provision for Losses:
  Loans                                                          (108,000)         (101,491)         (131,491)         (141,695)
                                                                 ---------         ---------         ---------         ---------
    Net Interest Income After Provision for
      Loan Losses                                               3,700,838         3,491,453         4,699,889         3,966,538
                                                                ---------         ---------         ---------         ---------

Other Income:
  Service Fees                                                    345,591           364,280           494,066           472,533
  Net Investment Securities (Losses) Gains                         31,489              (350)           14,619            46,159
  Other                                                           198,995           188,846           230,141           299,838
                                                                  -------           -------           -------           -------
    Total Other Income                                            576,075           552,776           738,826           818,530
                                                                  -------           -------           -------           -------

Other Expenses:
  Salaries                                                        825,850           790,313         1,193,450         1,033,306
  Employee Benefits                                               215,130           194,167           256,349           262,548
  Occupancy Expenses                                              227,724           230,826           301,427           286,590
  Depreciation Expense                                            167,379           184,839           231,662           267,324
  Data Processing Fees and Supplies                               108,552           107,723           125,143           146,254
  FDIC Insurance                                                   27,564             8,572            16,249            88,260
  Advertising                                                      75,201            74,538            99,606            86,573
  Other                                                           704,603           734,718         1,014,542           986,918
                                                                  -------           -------         ---------           -------
    Total Other Expenses                                        2,352,003         2,325,696         3,238,428         3,157,773
                                                                ---------         ---------         ---------         ---------

    NET INCOME BEFORE INCOME TAXES                              1,924,910         1,718,533         2,200,287         1,627,295

  Income Taxes                                                    719,079           677,008           734,760           565,522
                                                                  -------           -------           -------           -------
    NET INCOME                                                 $1,205,831        $1,041,525        $1,465,527        $1,061,773
                                                               ==========        ==========        ==========        ==========

                            See accountants' report.

                      SKY VALLEY BANK CORP. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                  (unaudited)


                           COMMON STOCK
                          ---------------                 UNDIVIDED  UNREALIZED
                          SHARES   AMOUNT     SURPLUS      PROFITS    GAIN/LOSS    TOTAL
                          ------   ------     -------      -------    ---------    -----
Balances,
December 31, 1994         2,200  $      22  $4,436,716   $1,187,561  $(352,603) $5,271,696

Net Earnings                  -          -           -    1,061,773          -   1,061,773

Dividends                     -          -           -     (308,000)         -    (308,000)

Net unrealized loss on
  Securities Available
  for Sale                    -          -           -            -    268,962     268,962
                          -----    -------   ---------   ----------   --------   ---------

Balances,
December 31, 1995         2,200         22   4,436,716    1,941,334    (83,641)  6,294,431

Net Earnings                  -          -           -    1,465,527          -   1,465,527

Dividends                     -          -           -     (330,000)         -    (330,000)

Change in net
  unrealized loss on
  Securities Available
  for Sale                    -          -           -            -   (266,675)   (266,675)
                          -----   --------   ---------   ----------   --------   ---------

Balances,
December 31, 1996         2,200         22   4,436,716    3,076,861   (350,316)  7,163,283

Net Earnings for nine
  months ended
  September 30, 1997          -          -           -    1,205,831          -   1,205,831

Dividends                     -          -           -     (264,000)         -    (264,000)

Change in net
  unrealized loss on
  Securities Available
  for Sale                    -          -           -            -   ( 22,964)   ( 22,964)
                          -----   --------   ---------   ----------   --------   ---------

Balances,
September 30, 1997        2,200  $      22  $4,436,716   $4,018,692  $(373,280) $8.082.150
                          =====  =========  ==========   ==========  =========  ==========

                                   APPENDIX A


         [AN OPINION SUBSTANTIALLY IN THE FORM BELOW WILL BE DELIVERED
          AT CLOSING OF THE TRANSACTION DESCRIBED HEREIN, ASSUMING NO MATERIAL CHANGE IN THE FACTS OR LAW UPON WHICH SUCH OPINION IS BASED]


                         DUANE, MORRIS & HECKSCHER LLP
                         1667 K Street, N.W., Suite 700
                          Washington, D.C. 20006-1608
                                 (202) 776-7800



                                     [DATE]


Board of Directors
Zions Bancorporation
One South Main Street, Suite 1380
Salt Lake City, Utah 84111


Board of Directors
Sky Valley Bank Corp.
720 Main Street
Alamosa, Colorado 81101

                  Re: Proposed Merger of Sky Valley Bank Corp. with and into Val Cor Bancorporation, Inc.

Ladies and Gentlemen:

         We have acted as counsel to Zions Bancorporation, a Utah corporation ("Zions Bancorp") in connection with the Agreement and Plan of Reorganization dated as of July 25, 1997 as amended on September 8, 1997 (the "Agreement"), among Sky Valley Bank Corp., a Colorado corporation (the "Company"), The First National Bank in Alamosa, a national banking association organized under the laws of the United States (the "Bank"), Ralph H. Outcalt, an adult resident of the State of Colorado ("Outcalt"), Donald J. Wuckert, an adult resident of the State of Colorado ("Wuckert"), Zions Bancorp, Val Cor Bancorporation, Inc., a Colorado corporation ("Val Cor"), and Valley National Bank of Cortez, a national banking association organized under the laws of the United States ("Valley"), a related Plan of Merger between the Company and Val Cor, and a related Plan of Merger between the Bank and Valley (collectively, the "Plan of Reorganizations"), whereby the Company will be merged with and into Val Cor, with Val Cor being the surviving corporation (the "Holding Company Merger") and Valley will be merged with and into the Bank, with the Bank being the surviving entity (the "Bank Merger"; collectively the "Reorganizations"). Zions Bancorp owns all the issued and outstanding capital stock of Val Cor. Val Cor owns 99.7 percent of the issued and outstanding capital stock of Valley; unrelated parties own the remaining .3 percent. The Company owns all of the issued and outstanding capital stock of the Bank.

The Board of Directors
___________, 1997
Page 2

         In accordance with section 3.5 of the Agreement, this opinion addresses certain federal income tax consequences of the Reorganizations.

         Except as otherwise defined herein, all terms defined in the Agreement shall have the same meaning when used in this opinion.

         The elements of the Reorganizations are as follows:

         (1) Pursuant to the Plan of Reorganizations, the Agreement and the provisions of section 7-111-101 et seq. of the Colorado Business Corporation Act, the Company will merge with and into Val Cor, with Val Cor being the surviving corporation and, upon the Effective Date, each holder of shares of outstanding Company Common Stock will receive, in exchange for each share of Company Common Stock, shares of Zions Bancorp Stock, that number of shares of Zions Bancorp Stock calculated by dividing 572,836 by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date. Zions Bancorp will not issue fractional shares of its stock. In lieu of fractional shares of Zions Bancorp Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Bancorp Stock will receive an amount of cash equal to the product of such fraction multiplied by $33.50. Such fractional share interest will not include the right to vote or to receive dividends or any interest thereon.

         (2) Pursuant to the Plan of Reorganizations, the Agreement and the provisions of section 215a of the National Bank Act (12 U.S.C. ss. 215a), Valley will merge with and into the Bank, with the Bank being the surviving corporation and, upon the Effective Date, each holder of shares of outstanding Company Common Stock other than Val Cor will receive, in exchange for each share of Valley, $47.25 in cash.

                                     *******

                  In rendering our opinion, we have examined and relied upon but have not independently verified the accuracy and completeness of the facts, information, covenants and representations contained in the Agreement, the Plan of Reorganizations and such other documents as we have deemed necessary or appropriate as a basis for our opinion. In addition, we have relied upon certain representation letters furnished to us by Zions Bancorp, Val Cor, Valley and the Company. A copy of these letters is attached. Where such statements and representations are made to the best knowledge and belief of the person making such statement or representation, we have assumed the facts to be as so stated and represented. We have also assumed that the Reorganizations will be consummated in accordance with the Agreement and the Registration Statement, including the Proxy Statement/Prospectus, as filed with the Securities and Exchange Commission on Form S-4. Our opinion is conditioned on the initial and continuing accuracy of such facts, information, covenants, representations, statements and assumptions. In addition, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons, and the conformity to the originals of all documents submitted to us as copies.

The Board of Directors
___________, 1997
Page 3


                  In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, and interpretive rulings as we have considered relevant. Statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion is based could affect our conclusions.

                                     *******

                  Based solely upon the foregoing, we are of the opinion that under current law for federal income tax purposes:

         (i) The Holding Company Merger will qualify as a "reorganization" under
Section 368(a)(1) of the Code. Zions Bancorp, Val Cor and the Company will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code;

         (ii) The Bank Merger will qualify as a "reorganization" under Section 368(a)(1) of the Code. Valley and the Bank will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code;

         (iii) The Company will recognize no gain or loss upon the transfer of substantially all of its assets to Val Cor in exchange for Zions Bancorp Stock and Val Cor's assumption of the liabilities of the Company (sections 361(b) and 357(a));

         (iv) No gain or loss will be recognized by either Zions or Val Cor upon the acquisition by Val Cor of substantially all of the assets of the Company in exchange for Zions Bancorp Stock, and the assumption of the liabilities of the Company (Reg. Sec. 1.1032-2(b));

         (v) The basis of the Company's assets in the hands of Val Cor will be the same as the basis of those assets in the hands of the Company immediately prior to the Holding Company Merger (section 362(b));

         (vi) The holding period of the Company's assets received by Val Cor will include the period during which such assets were held by the Company immediately prior to the Holding Company Merger (section 1223(2));

         (vii) No gain or loss will be recognized by a shareholder of the Company upon the receipt of Zions Bancorp Stock solely in exchange for his or her Company Common Stock (section 354(a)(1));

         (viii) The basis of the Zions Bancorp Stock received by a shareholder of the Company pursuant to the Holding Company Merger (including any fractional share interest to which that shareholder may be entitled) will be the same as the basis of the Company Common Stock exchanged therefor (section 358(a)(1));

The Board of Directors
___________, 1997
Page 4

         (ix) The holding period of the Zions Bancorp Stock received by a shareholder of the Company pursuant to the Holding Company Merger (including any fractional share interest to which that shareholder may be entitled) will include the holding period of the Company Common Stock exchanged therefor, provided the Company Common Stock is held as a capital asset by the shareholder on the Effective Date (section 1223(1));

         (x) A shareholder of the Company who receives cash in lieu of a fractional share of Zions Bancorp Stock will recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and that gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder (Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574); and

         (xi) Cash received by a shareholder of the Company who has perfected dissenters' rights under the provisions of sections 7-113-101 et seq. of the Colorado Business Corporation Act as to his or her Company Common Stock will be treated as a distribution in redemption of such shares, subject to the provisions and limitations of Section 302 of the Code.

                                     *******

                  Except as set forth above, we express no opinion as to the federal, state, local or foreign tax consequences of the Holding Company Merger or of any transactions related thereto. This opinion is solely for your benefit and is not to be used, quoted, circulated or otherwise referred to without our express written permission.

                                            Very truly yours,

                                   APPENDIX B

                        COLORADO BUSINESS CORPORATION ACT
                           Rights of Dissenting Owners


         7-113-201 NOTICE OF DISSENTERS' RIGHTS.--1. If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(1).

         2. If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(2).

         7-113-202 NOTICE OF INTENT TO DEMAND PAYMENT.--1. If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(1), a shareholder who wishes to assert dissenters' rights shall:

         (a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and

         (b)    Not vote the shares in favor of the proposed corporate action.

         2. If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(2) a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

         3. A shareholder who does not satisfy the requirements of subsection
(1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

         7-113-203 DISSENTERS' NOTICE.--1. If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

         2. The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

         (a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

         (b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

         (c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

         (e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

         (f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

         (g) Be accompanied by a copy of this article.

         7-113-204 PROCEDURE TO DEMAND PAYMENT.--1. A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

         (a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

         (b) Deposit the shareholder's certificates for certificated shares.

         2. A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

         3. Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

         4. A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

         7-113-205 UNCERTIFICATED SHARES.--1. Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

         2. In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

         7-113-206 PAYMENT.--1. Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

         2. The payment made pursuant to subsection (1) of this section shall be accompanied by:

         (a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

         (b) A statement of the corporation's estimate of the fair value of the shares;

         (c) An explanation of how the interest was calculated;

         (d) A statement of the dissenter's right to demand payment under section 7-113-209; and

         (e) A copy of this article.

         7-113-207 FAILURE TO TAKE ACTION.--1. If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         2. If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

         7-113-208 SPECIAL PROVISIONS RELATING TO SHARES ACQUIRED AFTER ANNOUNCEMENT OF PROPOSED CORPORATE ACTION.--1. The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

         2. An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206(2).

         7-113-209 PROCEDURE IF DISSENTER IS DISSATISFIED WITH PAYMENT OR OFFER.--1. A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

         (a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

         (b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

         (c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207(1).

         2. A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

         7-113-301 COURT ACTION.--1. If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

         2. The corporation shall commence the proceeding described in subsection (1) of this section in the district court of the county in this state where the corporation's principal office is located or, if the corporation has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office, it shall commence the proceeding in the county where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.

         3. The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

         4. The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

         5. Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

         7-113-302 COURT COSTS AND COUNSEL FEES.--1. The court in an appraisal proceeding commenced under Section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

         2. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

         (a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

         (b) Against either the corporation or one of more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

         3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.